FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Companhia Brasileira de Distribuição
Individual and Consolidated Interim Financial Information for the Quarter Ended June 30, 2013 and Report on Review of Interim Financial Information
Deloitte Touche Tohmatsu Auditores Independentes

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Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2013, which comprises the balance sheet as of June 30, 2013 and the related statements of income and comprehensive income for the three- and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-
-month period ended June 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, July 19, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

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Quarterly Financial Information
Companhia Brasileira de Distribuição
June 30, 2013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Quarterly Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Income Statement	6
Comprehensive Income for the Period	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2013 to 6/31/2013	9
1/1/2012 to 6/31/2012	10
Statement of Value Added	11
Consolidated Quarterly Financial Information
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Income Statement	15
Comprehensive Income for the Period	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2013 to 6/31/2013	18
1/1/2012 to 6/31/2012	19
Statement of Value Added	20
Comments on the Company`s Performance	21
Notes to the Quarterly Financial Information	39
Other Information Deemed as Relevant by the Company	109
Report on Review of Interim Financial Information	111

                                                                                                                                                                                                                                                                                           Page 0

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 06/30/2013
Paid in Capital
Common	99,680
Preferred	164,612
Total	264,292
Treasury Shares
Common	0
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Common	-	0.11818
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Preferred	-	0.13000

                                                                                                                                                                                                                                                                                           Page 2

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Individual Quarterly Financial Information/ Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
1	Total Assets	20,695,038	22,009,548
1.01	Current Assets	4,029,928	5,783,263
1.01.01	Cash and Cash Equivalents	1,293,087	2,890,331
1.01.03	Accounts Receivable	322,430	513,783
1.01.03.01	Trade Accounts Receivable	296,375	492,642
1.01.03.02	Other Accounts Receivable	26,055	21,141
1.01.04	Inventories	2,022,077	2,132,697
1.01.06	Recoverable Taxes	257,319	193,714
1.01.06.01	Current Recoverable Taxes	257,319	193,714
1.01.07	Prepaid Expenses	71,294	30,096
1.01.08	Other Current Assets	63,721	22,642
1.01.08.01	Noncurrent Assets Held for Sales	8,853	-
1.01.08.03	Other	54,868	22,642
1.02	Noncurrent Assets	16,665,110	16,226,285
1.02.01	Long-term Assets	1,629,955	2,564,888
1.02.01.03	Accounts Receivable	28,105	25,740
1.02.01.03.02	Other Accounts Receivable	28,105	25,740
1.02.01.06	Deferred Taxes	199,351	185,491
1.02.01.06.01	Deferred Income and Social Contribution Taxes	199,351	185,491
1.02.01.07	Prepaid Expenses	41,813	49,064
1.02.01.08	Receivables from Related Parties	602,004	1,538,567
1.02.01.08.02	Receivables from Subsidiaries	536,363	1,470,807
1.02.01.08.03	Receivables from Controlling Shareholders	930	6,258
1.02.01.08.04	Receivables from Other Related Parties	64,711	61,502
1.02.01.09	Other Noncurrent Assets	758,682	766,026
1.02.01.09.04	Recoverable Taxes	233,251	217,651
1.02.01.09.05	Restricted Deposits for Legal Proceeding	525,431	548,375
1.02.02	Investments	8,004,324	6,736,527
1.02.02.01	Investments in Associates	8,004,324	6,736,527
1.02.02.01.02	Investments in Subsidiaries	8,004,324	6,736,527
1.02.03	Property and Equipment, net	5,939,262	5,816,754
1.02.03.01	In Use	5,797,543	5,655,444
1.02.03.02	Leased properties	44,445	50,993
1.02.03.03	In Progress	97,274	110,317
1.02.04	Intangible Assets	1,091,569	1,108,116
1.02.04.01	Intangible Assets	1,091,569	1,108,116
1.02.04.01.02	Intangible Assets	1,091,569	1,108,116

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2	Total Liabilities	20,695,038	22,009,548
2.01	Current Liabilities	6,962,445	7,097,599
2.01.01	Payroll and Related Charges	311,150	330,884
2.01.01.01	Payroll Liabilities	46,110	45,802
2.01.01.02	Social Security Liabilities	265,040	285,082
2.01.02	Trade Accounts Payable	1,864,423	2,357,379
2.01.02.01	Local Trade Accounts Payable	1,826,202	2,294,756
2.01.02.02	Foreign Trade Accounts Payable	38,221	62,623
2.01.03	Taxes and Contributions Payable	98,873	101,508
2.01.03.01	Federal Tax Liabilities	78,840	76,601
2.01.03.01.01	Income and Social Contribution Tax Payable	55,184	-
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	23,656	76,601
2.01.03.02	State Tax Liabilities	20,033	24,907
2.01.04	Loans and Financing	2,008,686	1,418,852
2.01.04.01	Loans and Financing	948,584	802,033
2.01.04.01.01	In Local Currency	786,332	228,566
2.01.04.01.02	In Foreign Currency	162,252	573,467
2.01.04.02	Debentures	1,016,277	549,956
2.01.04.03	Financing by Leasing	43,825	66,863
2.01.05	Other Liabilities	2,676,001	2,864,426
2.01.05.01	Related Parties	2,238,440	2,246,087
2.01.05.01.01	Debts with Associated Companies	13,592	4,033
2.01.05.01.02	Debts with Subsidiaries	2,212,683	2,226,298
2.01.05.01.03	Debts with Controlling Shareholders	12,165	15,756
2.01.05.02	Other	437,561	618,339
2.01.05.02.01	Dividends and Interest on Equity Payable	679	166,507
2.01.05.02.04	Utilities	6,625	6,343
2.01.05.02.05	Rent Payable	31,690	33,258
2.01.05.02.06	Advertisement Payable	45,855	42,103
2.01.05.02.07	Pass-through to Third Parties	9,714	10,974
2.01.05.02.08	Financing Related to Acquisition of Real Estate	86,789	88,181
2.01.05.02.09	Taxes Payable in Installments	134,231	147,172
2.01.05.02.11	Other Accounts Payable	121,978	123,801
2.01.06	Provisions	3,312	24,550
2.01.06.02	Other Provisions	3,312	24,550
2.01.06.02.02	Provisions for Restructuring	3,312	24,550
2.02	Noncurrent Liabilities	4,958,663	6,417,224
2.02.01	Loans and Financing	3,353,532	4,903,336
2.02.01.01	Loans and Financing	1,117,424	1,823,159
2.02.01.01.01	In Local Currency	1,117,424	1,662,523
2.02.01.01.02	In Foreign Currency	-	160,636
2.02.01.02	Debentures	2,096,451	2,942,111
2.02.01.03	Financing by Leasing	139,657	138,066
2.02.02	Other Liabilities	1,070,602	1,168,205
2.02.02.02	Other	1,070,602	1,168,205
2.02.02.02.03	Taxes Payable by Installments	1,025,444	1,119,029
2.02.02.02.04	Other Accounts Payable	45,158	49,176

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2.02.04	Provision for Contingencies	534,529	345,683
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	534,529	345,683
2.02.04.01.01	Tax Provisions	295,697	169,056
2.02.04.01.02	Social Security and Labor Provisions	184,762	112,417
2.02.04.01.04	Civil Provisions	54,070	64,210
2.03	Shareholders’ Equity	8,773,930	8,494,725
2.03.01	Paid-in Capital Stock	6,758,931	6,710,035
2.03.02	Capital Reserves	214,087	228,459
2.03.02.02	Special Goodwill Reserve	-	38,025
2.03.02.04	Granted Options	206,689	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,358	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Retention of Profits Reserve	793,993	794,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	245,554	-

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Individual Quarterly Financial Information / Statement of Income

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	YTD Current Year 4/1/2012 to 6/30/2012	YTD Current Year 1/1/2012 to 6/30/2012
3.01	Net Sales from Goods and/or Services	5,010,041	10,154,048	4,572,342	9,140,379
3.02	Cost of Goods Sold and/or Services Sold	(3,658,138)	(7,402,606)	(3,402,860)	(6,790,044)
3.03	Gross Profit	1,351,903	2,751,442	1,169,482	2,350,335
3.04	Operating Income/Expenses	(1,198,701)	(2,197,393)	(753,098)	(1,610,697)
3.04.01	Selling Costs	(770,301)	(1,557,782)	(687,995)	(1,370,265)
3.04.02	General and Administrative	(163,904)	(327,789)	(138,228)	(288,385)
3.04.04	Other Operating Expense	8,002	5,840	(12,601)	(14,854)
3.04.04.01	Income Related to Fixed Assets	(2,064)	(4,226)	(12,603)	(14,856)
3.04.04.02	Other Operating Income	10,066	10,066	2	2
3.04.05	Other Operating Expenses	(330,035)	(449,462)	(85,084)	(161,191)
3.04.05.01	Depreciation/Amortization	(100,116)	(199,743)	(83,571)	(159,678)
3.04.05.03	Other Operating Expenses	(229,919)	(249,719)	(1,567)	(1,567)
3.04.06	Equity Pickup	57,537	131,800	170,810	223,998
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	153,202	554,049	416,384	739,638
3.06	Net Financial Expenses	(135,628)	(242,540)	(107,035)	(223,529)
3.06.01	Financial Revenue	47,045	110,479	92,019	174,344
3.06.02	Financial Expenses	(182,673)	(353,019)	(199,054)	(397,873)
3.07	Earnings Before Income and Social Contribution Taxes	17,574	311,509	309,349	516,109
3.08	Income and Social Contribution Taxes	24,516	(32,844)	(54,700)	(94,868)
3.08.01	Current	5,524	(46,704)	(47,982)	(81,548)
3.08.02	Deferred	18,992	13,860	(6,718)	(13,320)
3.09	Net Income from Continued Operations	42,090	278,665	254,649	421,241
3.11	Net Income for the Period	42,090	278,665	254,649	421,241
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.15000	1.00000	0.92000	1.52000
3.99.01.02	PN	0.16000	1.09000	1.01000	1.67000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.15000	1.00000	0.92000	1.52000
3.99.02.02	PN	0.16000	1.09000	1.00000	1.66000

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	YTD Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
4.01	Net Income for the Period	42,090	278,665	254,649	421,241
4.03	Comprehensive Income for the Period	42,090	278,665	254,649	421,241

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Individual Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 6/30/2013	YTD Previous Period 1/1/2012 to 6/30/2012
6.01	Net Cash Flow Operating Activities	189,133	(257,576)
6.01.01	Cash Provided by the Operations	914,502	739,829
6.01.01.01	Net Income for the Period	278,665	421,241
6.01.01.02	Deferred Income and Social Contribution Taxes	(13,860)	13,320
6.01.01.03	Results from Disposal of Fixed Assets	4,226	14,856
6.01.01.04	Depreciation/Amortization	217,837	176,006
6.01.01.05	Net Finance Results	269,795	306,458
6.01.01.06	Adjustment to Present Value	126	(3,162)
6.01.01.07	Equity Pickup	(131,800)	(223,998)
6.01.01.08	Provision for Contingencies	185,060	25,050
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	2,075	(3,304)
6.01.01.10	Share-based Payment	23,653	18,688
6.01.01.11	Allowance for Doubtful Accounts	(81)	(2,599)
6.01.01.12	Gain (Loss) in Equity Interest Dilution	-	8
6.01.01.13	Provision for Obsolescence/Shrinkage	(3,824)	(2,735)
6.01.01.14	Noncurrent expenses	82,000	-
6.01.02	Changes in Assets and Liabilities	(725,369)	(997,405)
6.01.02.01	Accounts Receivable	189,070	168,891
6.01.02.02	Inventories	114,444	151,990
6.01.02.03	Recoverable Taxes	(79,205)	34,551
6.01.02.04	Other Assets	(43,092)	(38,528)
6.01.02.05	Related Parties	(179,412)	(497,466)
6.01.02.06	Restricted Deposits for Legal Proceeding	(66,650)	(58,661)
6.01.02.07	Trade Accounts Payable	(492,956)	(671,000)
6.01.02.08	Payroll Charges	(19,734)	(17,546)
6.01.02.09	Taxes and Social Contributions Payable	(122,599)	(56,970)
6.01.02.10	Other Accounts Payable	(25,235)	(12,666)
6.02	Net Cash Flow Investment Activities	(392,753)	(376,202)
6.02.01	Capital Increase in Subsidiaries	(58,750)	-
6.02.02	Acquisition of Property and Equipment	(319,686)	(377,485)
6.02.03	Increase Intangible Assets	(29,232)	(3,473)
6.02.04	Sales of Property and Equipment	14,915	4,756
6.03	Net Cash Flow Financing Activities	(1,393,624)	993,421
6.03.01	Capital Increase/Decrease	10,871	12,847
6.03.02	Additions	-	1,522,006
6.03.03	Payments	(1,048,119)	(357,564)
6.03.04	Interest Paid	(157,438)	(53,243)
6.03.05	Payment of Dividends	(198,938)	(130,625)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,597,244)	359,643
6.05.01	Cash and Cash Equivalents at the Beginning of Period	2,890,331	2,328,783
6.05.02	Cash and Cash Equivalents at the End of Period	1,293,087	2,688,426

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Individual Quarterly Financial Information / Statement of Changes in Shareholders’ Equity – 01/01/2013 to 06/30/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.04	Capital Transactions with Shareholders	48,896	(14,372)	-	(33,111)	1,413
5.04.01	Capital Increases	10,871	-	-	-	10,871
5.04.03	Granted Options	-	23,653	-	-	23,653
5.04.06	Dividends	-	-	-	(33,111)	(33,111)
5.04.08	Reserves Capitalization	38,025	(38,025)	-	-	-
5.05	Total Comprehensive Income	-	-	-	278,665	278,665
5.05.01	Net Income for the Period	-	-	-	278,665	278,665
5.06	Internal Changes of Shareholders’ Equity	-	-	(873)	-	(873)
5.06.04	Gain (Loss) in Equity Interest	-	-	(873)	-	(873)
5.07	Closing Balance	6,758,931	214,087	1,555,358	245,554	8,773,930

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Individual Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 06/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	7,265,273
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	7,265,273
5.04	Capital Transactions with Shareholders	572,166	(182,218)	(358,413)	(27,814)	3,721
5.04.01	Capital Increases	12,847	-	-	-	12,847
5.04.03	Granted Options	-	18,688	-	-	18,688
5.04.06	Dividends	-	-	-	(27,814)	(27,814)
5.04.08	Capitalization of Reserve	559,319	(200,906)	(358,413)	-	-
5.05	Total Comprehensive Income	-	-	-	421,241	421,241
5.05.01	Net Income for the Period	-	-	-	421,241	421,241
5.06	Internal Changes of Shareholders’ Equity	-	-	806	-	806
5.06.04	Gain (Loss) in Equity Interest	-	-	806	-	806
5.07	Closing Balance	6,701,571	202,124	753,919	393,427	8,051,041

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 6/30/2013	YTD Previous Period 1/1/2012 to 6/30/2012
7.01	Revenues	10,920,951	10,079,404
7.01.01	Sales of Goods, Products and Services	11,093,125	10,038,602
7.01.02	Other Revenues	(169,321)	41,908
7.01.04	Allowance for/Reversal of Doubtful Accounts	(2,853)	(1,106)
7.02	Raw Materials Acquired from Third Parties	(8,606,776)	(8,024,254)
7.02.01	Costs of Products, Goods and Services Sold	(7,804,514)	(7,269,668)
7.02.02	Materials, Energy, Outsourced Services and Other	(802,262)	(754,586)
7.03	Gross Added Value	2,314,175	2,055,150
7.04	Retention	(217,837)	(176,006)
7.04.01	Depreciation and Amortization	(217,837)	(176,006)
7.05	Net Added Value Produced	2,096,338	1,879,144
7.06	Added Value Received in Transfer	242,279	398,342
7.06.01	Equity Pickup	131,800	223,998
7.06.02	Financial Revenue	110,479	174,344
7.07	Total Added Value to Distribute	2,338,617	2,277,486
7.08	Distribution of Added Value	2,338,617	2,277,486
7.08.01	Personnel	1,035,014	849,141
7.08.01.01	Direct Compensation	715,626	588,850
7.08.01.02	Benefits	245,793	193,268
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	62,300	52,442
7.08.01.04	Other	11,295	14,581
7.08.02	Taxes, Fees and Contributions	452,969	425,441
7.08.02.01	Federal	286,257	296,090
7.08.02.02	State	116,329	81,235
7.08.02.03	Municipal	50,383	48,116
7.08.03	Value Distributed to Providers of Capital	571,969	581,663
7.08.03.01	Interest	353,019	397,873
7.08.03.02	Rentals	218,950	183,790
7.08.04	Value Distributed to Shareholders	278,665	421,241
7.08.04.03	Retained Earnings for the Period	278,665	421,241

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
1	Total Assets	33,402,053	34,832,108
1.01	Current Assets	14,909,748	16,680,302
1.01.01	Cash and Cash Equivalents	5,037,251	7,086,251
1.01.02	Financial Investments	23,111	-
1.01.02.01	Financial Investments Measured Fair Value	23,111	-
1.01.02.01.03	Marketable Securities	23,111	-
1.01.03	Accounts Receivable	2,728,465	2,867,556
1.01.03.01	Trade Accounts Receivable	2,500,922	2,646,079
1.01.03.02	Other Accounts Receivable	227,543	221,477
1.01.04	Inventories	5,895,910	5,759,648
1.01.06	Recoverable Taxes	957,734	871,021
1.01.06.01	Current Recoverable Taxes	957,734	871,021
1.01.07	Prepaid Expenses	178,515	66,792
1.01.08	Other Current Assets	88,762	29,034
1.01.08.01	Noncurrent Assets for Sales	51,334	-
1.01.08.03	Other	37,428	29,034
1.02	Noncurrent Assets	18,492,305	18,151,806
1.02.01	Long-term Assets	4,715,529	4,693,323
1.02.01.03	Accounts Receivable	663,934	664,896
1.02.01.03.01	Trade Accounts Receivable	98,991	108,499
1.02.01.03.02	Other Accounts Receivable	564,943	556,397
1.02.01.04	Inventories	172,280	172,280
1.02.01.06	Deferred Taxes	1,057,286	1,078,842
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,057,286	1,078,842
1.02.01.07	Prepaid Expenses	53,631	61,892
1.02.01.08	Receivables from Related Parties	199,471	178,420
1.02.01.08.03	Receivables from Controlling Shareholders	-	6,258
1.02.01.08.04	Receivables from Other Related Parties	199,471	172,162
1.02.01.09	Other Noncurrent Assets	2,568,927	2,542,993
1.02.01.09.04	Recoverable Taxes	1,258,284	1,231,642
1.02.01.09.05	Restricted Deposits for Legal Proceeding	949,628	952,294
1.02.01.09.07	Financial Instruments - Option to Put/Call	361,015	359,057
1.02.02	Investments	373,977	362,429
1.02.02.01	Investments in Associates	373,977	362,429
1.02.02.01.01	Investments in Associates	286,642	275,094
1.02.02.01.04	Other Equity Interest	87,335	87,335
1.02.03	Property and Equipment, net	8,506,243	8,114,498
1.02.03.01	In Use	8,186,348	7,761,760
1.02.03.02	Leased Properties	126,276	148,109
1.02.03.03	In Progress	193,619	204,629
1.02.04	Intangible Assets	4,896,556	4,975,556
1.02.04.01	Intangible Assets	4,896,556	4,975,556

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2	Total Liabilities	33,402,053	34,832,108
2.01	Current Liabilities	13,309,534	13,391,267
2.01.01	Payroll and Related Charges	775,765	728,970
2.01.01.01	Payroll Liabilities	138,846	190,127
2.01.01.02	Social Security Liabilities	636,919	538,843
2.01.02	Trade Accounts Payable	5,856,579	6,240,356
2.01.02.01	Local Trade Payable	5,809,133	6,150,533
2.01.02.02	Foreign Trade Payable	47,439	89,823
2.01.03	Taxes and Contribution Payable	585,574	650,761
2.01.03.01	Federal Tax Liabilities	358,005	410,893
2.01.03.01.01	Income and Social Contribution Taxes Payable	96,451	93,759
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	261,554	317,134
2.01.03.02	State Tax Liabilities	222,816	233,154
2.01.03.03	Municipal Tax Liabilities	4,753	6,714
2.01.04	Loans and Financing	4,575,218	4,211,150
2.01.04.01	Loans and Financing	3,487,712	3,459,652
2.01.04.01.01	In Local Currency	3,284,433	2,754,029
2.01.04.01.02	In Foreign Currency	203,279	705,623
2.01.04.02	Debentures	1,028,751	668,444
2.01.04.03	Financing by Leasing	58,755	83,054
2.01.05	Other Liabilities	1,513,093	1,535,480
2.01.05.01	Related Parties	48,942	80,399
2.01.05.01.01	Debts with Subsidiaries	36,461	64,181
2.01.05.01.03	Debts with Controlling Shareholders	-	16,218
2.01.05.01.04	Debts with Other Related Parties	12,481	-
2.01.05.02	Other	1,464,151	1,455,081
2.01.05.02.01	Dividends	738	168,798
2.01.05.02.04	Utilities	23,409	22,801
2.01.05.02.05	Rent Payable	48,098	51,377
2.01.05.02.06	Advertisement Payable	82,302	112,976
2.01.05.02.07	Pass-through to Third Parties	216,809	224,099
2.01.05.02.08	Financing Related to Acquisition of Real Estate	102,289	88,181
2.01.05.02.09	Deferred Revenues	84,912	92,120
2.01.05.02.10	Taxes Payable in Installments	142,667	155,368
2.01.05.02.11	Companies’ Acquisition	68,250	63,021
2.01.05.02.12	Other Accounts Payable	694,677	476,340
2.01.06	Provisions	3,312	24,550
2.01.06.02	Other Provisions	3,312	24,550
2.01.06.02.02	Provisions for Restructuring	3,312	24,550
2.02	Noncurrent Liabilities	8,671,560	10,372,890
2.02.01	Loans and Financing	4,653,346	6,281,104
2.02.01.01	Loans and Financing	1,601,952	2,377,214
2.02.01.01.01	In Local Currency	1,601,952	2,176,652
2.02.01.01.02	In Foreign Currency	-	200,562
2.02.01.02	Debentures	2,895,991	3,741,353
2.02.01.03	Financing by Leasing	155,403	162,537
2.02.02	Other Liabilities	1,388,189	1,708,384
2.02.02.02	Other	1,388,189	1,708,384
2.02.02.02.03	Taxes Payable by Installments	1,108,691	1,204,543
2.02.02.02.04	Other Accounts Payable	116,236	345,640
2.02.02.02.05	Accounts Payable Related to Acquisition of Companies	163,262	158,201
2.02.03	Deferred Taxes	1,111,016	1,137,376

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 06/30/2013	Previous Year 12/31/2012
2.02.03.01	Deferred Income and Social Contribution Taxes	1,111,016	1,137,376
2.02.04	Provisions for Contingencies	1,078,188	774,361
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,078,188	774,361
2.02.04.01.01	Tax Provisions	611,965	450,639
2.02.04.01.02	Social Security and Labor Provisions	314,458	190,836
2.02.04.01.04	Civil Provisions	151,765	132,886
2.02.06	Deferred Revenues	440,821	471,665
2.02.06.02	Deferred Revenues	440,821	471,665
2.03	Consolidated Shareholders’ Equity	11,420,959	11,067,951
2.03.01	Paid-in Capital Stock	6,758,931	6,710,035
2.03.02	Capital Reserves	214,087	228,459
2.03.02.02	Special Goodwill Reserve	-	38,025
2.03.02.04	Granted Options	206,689	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,358	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Profit Retention Reserve	793,993	795,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	245,554	-
2.03.09	Noncontrolling Interest	2,647,029	2,573,226

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Statement of Income

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	YTD Previous Year 4/1/2011 to 6/30/2011	YTD Previous Year 1/1/2012 to 6/30/2012
3.01	Net Sales from Goods and/or Services	13,382,920	26,765,784	12,037,419	24,184,870
3.02	Cost of Goods Sold and/or Services Sold	(9,832,445)	(19,681,982)	(8,808,171)	(17,711,388)
3.03	Gross Profit	3,550,475	7,083,802	3,229,248	6,473,482
3.04	Operating Income/Expenses	(3,155,099)	(6,039,666)	(2,626,522)	(5,289,153)
3.04.01	Selling Costs	(2,249,187)	(4,536,249)	(2,037,003)	(4,097,631)
3.04.02	General and Administrative	(365,039)	(767,777)	(416,296)	(853,632)
3.04.04	Other Operating Income	(13,706)	(3,026)	22,238	32,994
3.04.04.01	Income Related to Fixed Assets	(8,749)	(13,813)	(9,694)	(2,967)
3.04.04.02	Other Operating Income	(4,957)	10,787	31,932	35,961
3.04.05	Other Operating Expenses	(531,089)	(745,391)	(192,794)	(373,069)
3.04.05.01	Depreciation/Amortization	(195,124)	(390,035)	(177,320)	(351,789)
3.04.05.03	Other Operating Expenses	(335,965)	(355,356)	(15,474)	(21,280)
3.04.06	Equity Pickup	3,922	12,777	(2,667)	2,185
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	395,376	1,044,136	602,726	1,184,329
3.06	Net finance expenses	(299,658)	(554,013)	(284,728)	(620,478)
3.06.01	Financial Revenue	128,048	270,674	151,013	296,637
3.06.02	Financial Expenses	(427,706)	(824,687)	(435,741)	(917,115)
3.07	Earnings Before Income and Social Contribution Taxes	95,718	490,123	317,998	563,851
3.08	Income and Social Contribution Taxes	(18,751)	(137,888)	(72,714)	(156,396)
3.08.01	Current	(54,106)	(142,692)	(50,905)	(102,986)
3.08.02	Deferred	35,355	4,804	(21,809)	(53,410)
3.09	Net Income from Continued Operations	76,967	352,235	245,284	407,455
3.11	Consolidated Net Income/Loss for the Period	76,967	352,235	245,284	407,455
3.11.01	Attributed to Partners of Parent Company	42,090	278,665	254,649	421,241
3.11.02	Attributed to Noncontrolling Shareholders	34,877	73,570	(9,365)	(13,786)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.15000	1.00000	0.92000	1.52000
3.99.01.02	PN	0.16000	1.09000	1.01000	1.67000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.15000	1.00000	0.92000	1.52000
3.99.02.02	PN	0.16000	1.09000	1.00000	1.66000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 4/1/2013 to 6/30/2013	YTD Current Year 1/1/2013 to 6/30/2013	YTD Previous Year 4/1/2012 to 6/30/2012	YTD Previous Year 1/1/2012 to 6/30/2012
4.01	Net Income for the Period	76,967	352,235	245,284	407,455
4.03	Comprehensive Income for the Period	76,967	352,235	245,284	407,455
4.03.01	Attributed to Controlling Shareholders	42,090	278,665	254,649	421,241
4.03.02	Attributed to Non-Controlling Shareholders	34,877	73,570	(9,365)	(13,786)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 6/30/2013	YTD Previous Period 1/1/2012 to 6/30/2012
6.01	Net Cash Flow Operating Activities	602,187	60,609
6.01.01	Cash Provided by the Operations	1,719,795	1,548,106
6.01.01.01	Net Income for the Period	352,235	407,455
6.01.01.02	Deferred Income and Social Contribution Taxes	(4,804)	53,410
6.01.01.03	Results from Disposal of Fixed Assets	13,813	2,957
6.01.01.04	Depreciation/Amortization	426,701	392,170
6.01.01.05	Net Finance Results	464,450	562,522
6.01.01.06	Adjustment to Present Value	1,724	(587)
6.01.01.07	Equity Pickup	(12,777)	(2,185)
6.01.01.08	Payment Provision for Contingencies	287,614	66,745
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	2,773	(308)
6.01.01.10	Share-Based payment	23,653	18,688
6.01.01.11	Allowance for Doubtful Accounts	23,329	195,050
6.01.01.12	Gain (Loss) in Equity Interest Dilution	-	(26,863)
6.01.01.13	Barter Revenue	-	(96,810)
6.01.01.14	Provision for Obsolescence/Shrinkage	(15,840)	(26,863)
6.01.01.15	Deferred Revenue	(30,844)	-
6.01.01.16	Noncurrent expenses	187,768	-
6.01.02	Changes in Assets and Liabilities	(1,117,608)	(1,487,497)
6.01.02.01	Accounts Receivable	115,895	298,569
6.01.02.02	Inventories	(136,172)	571,952
6.01.02.03	Recoverable Taxes	(146,375)	(214,935)
6.01.02.04	Financial instruments	-	(51,048)
6.01.02.05	Other Assets	(110,627)	(82,327)
6.01.02.06	Related Parties	(82,938)	(59,356)
6.01.02.07	Restricted Deposits for Legal Proceeding	(115,693)	(96,203)
6.01.02.08	Trade Accounts Payable	(370,827)	(1,652,536)
6.01.02.09	Payroll Charges	46,795	77,728
6.01.02.10	Taxes and Social Contributions Payable	(155,452)	(200,422)
6.01.02.11	Other Accounts Payable	(99,237)	(78,919)
6.01.02.12	Financial Investments	(22,977)	-
6.02	Net Cash Flow Investing Activities	(774,496)	(544,125)
6.02.01	Companies Acquisition	8,192	3,149
6.02.02	Capital Increase in Subsidiaries	-	53
6.02.03	Acquisition of Property and Equipment	(768,278)	(554,674)
6.02.04	Increase Intangible Assets	(58,649)	(30,301)
6.02.05	Sales of Property and Equipment	44,239	37,477
6.02.06	Net Cash Acquisition	-	171
6.03	Net Cash flow Financing Activities	(1,876,691)	986,944
6.03.01	Capital Increase/Decrease	10,871	12,847
6.03.02	Additions	2,408,397	4,566,907
6.03.03	Payments	(3,782,204)	(3,326,062)
6.03.04	Interest Paid	(312,584)	(136,123)
6.03.05	Payment of Dividends	(201,171)	(130,625)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(2,049,000)	503,428
6.05.01	Cash and Cash Equivalents at the Beginning of Period	7,086,251	4,969,955
6.05.02	Cash and Cash Equivalents at the End of Period	5,037,251	5,473,383

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity –01/01/2013 to 06/30/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Noncontrolling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with Shareholders	48,896	(14,372)	-	(33,111)	-	1,413	-	1,413
5.04.01	Capital Increases	10,871	-	-	-	-	10,871	-	10,871
5.04.03	Granted Options	-	23,653	-	-	-	23,653	-	23,653
5.04.06	Dividends	-	-	-	(33,111)	-	(33,311)	-	(33,311)
5.04.08	Capitalization of Reserve	38,025	(38,025)	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	(278,665)	-	278,665	73,570	352,235
5.05.01	Net Income for the Period	-	-	-	(278,665)	-	278,665	73,570	352,235
5.06	Internal Changes of Shareholders’ Equity	-	-	(873)	-	-	(873)	233	(640)
5.06.04	Gain (Loss) in Equity Interest	-	-	(873)	-	-	(873)	233	(640)
5.07	Closing Balance	6,758,931	214,087	1,555,358	245,554	-	8,773,930	2,647,029	11,420,959

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 06/30/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Noncontrolling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.04	Capital Transactions with Shareholders	572,166	(182,218)	(358,413)	(27,814)	-	3,721	-	3,721
5.04.01	Capital Increase	12,847	-	-	-	-	12,847	-	12,847
5.04.03	Granted Options	-	18,688	-	-	-	18,688	-	18,688
5.04.06	Dividends	-	-	-	(27,814)	-	(27,814)	-	(27,814)
5.04.08	Capitalization of Reserves	559,319	(200,906)	(358,413)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	421,241	-	421,241	(13,786)	407,455
5.05.01	Net Income for the Period	-	-	-	421,241	-	421,241	(13,786)	407,455
5.06	Internal Changes of Shareholders’ Equity	-	-	806	-	-	806	371	1,177
5.06.04	Gain (Loss) in Equity Interest	-	-	806	-	-	806	371	1,177
5.07	Closing Balance	6,701,571	202,124	753,919	393,427	-	8,051,041	2,455,737	10,506,778

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 6/30/2013	YTD Previous Period 1/1/2012 to 6/30/2012
7.01	Revenues	29,498,553	27,145,572
7.01.01	Sales of Goods, Products and Services	29,903,610	27,171,747
7.01.02	Other Revenues	(188,639)	105,082
7.01.04	Allowance for/Reversal of Doubtful Accounts	(216,418)	(131,257)
7.02	Raw Materials Acquired from Third Parties	(22,717,171)	(20,563,143)
7.02.01	Costs of Products, Goods and Services Sold	(20,190,341)	(18,142,776)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,526,830)	(2,420,367)
7.03	Gross Added Value	6,781,382	6,582,429
7.04	Retention	(426,701)	(392,170)
7.04.01	Depreciation and Amortization	(426,701)	(392,170)
7.05	Net Added Value Produced	6,354,681	6,190,259
7.06	Added Value Received in Transfer	283,451	298,822
7.06.01	Equity Pickup	12,777	2,185
7.06.02	Financial Revenue	270,674	296,637
7.07	Total Added Value to Distribute	6,638,132	6,489,081
7.08	Distribution of Added Value	6,638,132	6,489,081
7.08.01	Personnel	2,772,991	2,754,785
7.08.01.01	Direct Compensation	2,021,319	1,871,519
7.08.01.02	Benefits	496,144	429,850
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	179,529	180,470
7.08.01.04	Other	75,999	272,946
7.08.01.04.01	Interest	75,999	272,946
7.08.02	Taxes, Fees and Contributions	2,027,820	1,862,421
7.08.02.01	Federal	1,219,478	1,145,310
7.08.02.02	State	698,832	603,830
7.08.02.03	Municipal	109,510	113,281
7.08.03	Value Distributed to Providers of Capital	1,485,086	1,464,420
7.08.03.01	Interest	824,687	917,115
7.08.03.02	Rentals	660,399	547,305
7.08.04	Value Distributed to Shareholders	352,235	407,455
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	278,665	421,241
7.08.04.04	Noncontrolling Interest in Retained Earnings	73,570	(13,786)

      2Q13 Earnings Release

Net income up 35.8% to R$ 327 million

São Paulo, Brazil, July 23, 2013 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo [BM&FBOVESPA: VVAR3] announce their results for the second quarter of 2013 (2Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio brick-and-mortar stores) and Nova Pontocom's e-commerce operations: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, PartiuViagens.com.br, e-Plataforma and Atacado Pontofrio). More information on the results of the subsidiary Via Varejo S.A. can be found in its respective earnings release disclosed on this date.

GPA Consolidated

Gross sales revenue reached R$ 14.919 billion

▪       Gross sales revenue totaled R$ 14.919 billion, up 10.4% over 2Q12. In 1H13, excluding the effect of early Easter, sales increased by 10.1%;

▪     33 new stores added 29,000 square meters to sales area in the period. Sales area increased 2.2% year-to-date;

▪        Same-store growth reached 7.3%, benefited by Viavarejo’s same-store growth increase;

▪        EBITDA at R$ 609 million, impacted by Other Operating Expenses and Revenues amounting to R$ 350 million in the period. The EBITDA adjusted by these effects increased 20.6%, with margin at 7.2%;

▪      Sales, general and administrative expenses as percentage of net sales revenue decline in all operations. In GPA Consolidated, it declined from 20.5% to 19.5% in 2Q13.

GPA Food

Gross sales revenue up 8.8% in 2Q13, with adjusted EBITDA margin at 7.0%

▪        Gross sales revenue, excluding real estate projects, totaled R$ 7.984 billion, up 8.8% over 2Q12;

▪        Increase in expansion pace: 29 new stores in 2Q13. Sales area increased 2.9% year-to-date;

▪        Same-store growth of 4.8% in food categories, due to the early Easter, which was in 1Q13;

▪     EBITDA at R$ 253 million, impacted by Other Operating Expenses and Revenues of R$ 260 million in the period. EBITDA adjusted by these effects would be R$ 512 million, with EBITDA margin at 7.0%.

	GPA Consolidated						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)(1)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ

Gross Sales Revenue	14,919	13,512	10.4%	29,904	27,172	10.1%	7,984	7,339	8.8%	6,936	6,075	14.2%
Net Sales Revenue	13,383	12,037	11.2%	26,766	24,185	10.7%	7,321	6,622	10.6%	6,062	5,318	14.0%
Gross Profit	3,550	3,229	9.9%	7,084	6,473	9.4%	1,812	1,693	7.0%	1,739	1,438	20.9%
Gross Margin	26.5%	26.8%	-0.3 p.p.	26.5%	26.8%	-0.3 p.p.	24.7%	25.6%	-0.9 p.p.	28.7%	27.0%	1.7 p.p.
EBITDA	609	801	-24.0%	1,471	1,577	-6.7%	253	483	-47.7%	356	220	61.5%
EBITDA Margin(2)	4.5%	6.7%	-2.2 p.p.	5.5%	6.5%	-1.0 p.p.	3.4%	7.3%	-3.9 p.p.	5.9%	4.1%	1.8 p.p.
Adjusted EBITDA	958	794	20.6%	1,829	1,565	16.9%	512	474	8.1%	446	222	100.5%
Adjusted EBITDA Margin	7.2%	6.6%	0.6 p.p.	6.8%	6.5%	0.3 p.p.	7.0%	7.2%	-0.2 p.p.	7.4%	4.2%	3.2 p.p.
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%
% of net sales revenue	2.2%	2.4%	-0.2 p.p.	2.1%	2.6%	-0.5 p.p.	1.8%	1.8%	0.0 p.p.	2.8%	3.1%	-0.3 p.p.
Company's net profit	77	245	-68.6%	352	407	-13.6%	(18)	142	-113.0%	95	5	1667.4%
Net Margin	0.6%	2.0%	-1.4 p.p.	1.3%	1.7%	-0.4 p.p.	-0.3%	2.1%	-2.4 p.p.	1.6%	0.1%	1.5 p.p.
Adjusted Net Income	327	241	35.8%	610	400	52.6%	172	136	26.6%	155	7	2112.5%
Adjusted Net Margin	2.4%	2.0%	0.4 p.p.	2.3%	1.7%	0.6 p.p.	2.4%	2.1%	0.3 p.p.	2.6%	0.1%	2.5 p.p.
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization

For better comparability of results, the following comments do not include the results of the real estate projects implemented by the Company in 2Q12 in partnership with construction companies, which generated non-recurring revenue of R$ 98 million.

Sales Performance

	Gross Sales Revenue						Net Sales Revenue
(R$ million)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	1H13	1H12	Δ

GPA Consolidated (ex-real estate projects )	14,919	13,414	11.2%	29,904	27,074	10.5%	13,383	11,939	12.1%	26,766	24,087	11.1%

GPA Food (ex-real estate projects)	7,984	7,339	8.8%	16,132	14,710	9.7%	7,321	6,622	10.6%	14,703	13,278	10.7%
Retail	6,425	6,197	3.7%	13,147	12,436	5.7%	5,887	5,579	5.5%	11,965	11,200	6.8%
Cash and Carry	1,558	1,142	36.4%	2,985	2,273	31.3%	1,434	1,043	37.5%	2,738	2,078	31.8%
GPA Non Food	6,936	6,075	14.2%	13,771	12,364	11.4%	6,062	5,318	14.0%	12,062	10,809	11.6%
Viavarejo - bricks and mortar stores	5,873	5,236	12.2%	11,757	10,633	10.6%	5,113	4,552	12.3%	10,256	9,232	11.1%
Nova Pontocom	1,062	840	26.5%	2,014	1,731	16.4%	949	765	24.1%	1,806	1,577	14.6%
Real Estate Projects	-	98	-	-	98	-	-	98	-	-	98	-

Gross 'Same-Store' Sales Revenue

	2Q13	1H13

GPA Consolidated	7.3%	7.0%

Food	4.8%	7.2%
Non-food	9.3%	6.8%

Consolidated gross sales revenue totaled R$14.919 billion, up 11.2% over 2Q12. GPA Food’s gross revenue increased 8.8% and Viavarejo’s increased 14.2%.

The Company’s focus on expansion enabled the inauguration of 33 new stores in the quarter, of which 23 Minimercado Extra, four Casas Bahia three Assaí, two Pão de Açúcar and one drugstore. During the quarter, over 29,000 square meters were added to the GPA Consolidated’s sales area, which represents an increase of 1.0% over the end of March. From January to June, the area growth was at 2.2%. The company reaffirms its commitment to the area expansion guidance of above 6% for GPA Food and between 2% and 3% for Viavarejo for 2013. Such guidance does not consider the settlement agreement (Termo de Compromisso de Desempenho ‐ TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) – more information about TCD on page 7. Another highlight in the quarter was the performance of Nova Pontocom, which once again posted double-digit growth.

In 1H13, excluding the effect of early Easter, gross sales totaled R$ 29.904 billion, up 10.5% over 1H12.

Same-store sales increased 7.3% in 2Q13, driven by the accelerated same-store growth of Viavarejo in the past quarters.

Sales of the Group’s food categories posted same-store growth of 4.8%, impacted by the early Easter in 2013, which was celebrated in the first quarter. The Company estimates that the impact of the early Easter in the sales growth, in 2Q13, was approximately 300 basis points. Considering the calendar effect, same-store sales would increase by 7.8%, above inflation. Considering the six-month period, in which the calendar effect is not valid, same-store growth was 7.2%, which represents a real growth of 0.5% i.e. deflated by the IPCA inflation index for the last 12 months.

Minimercado Extra and Assaí banners posted double-digit growth in same-store sales.

Sales of the Group’s non-food categories, which include Viavarejo and the non-food categories of Extra Hiper, posted same-store growth of 9.3%, spurred by Viavarejo’s performance. The bricks-and-mortar stores posted ‘same‐store’ sales growth of 9.5%, fueled by the effective marketing campaigns combined with the commercial strategy, in addition to sales related to Mother’s Day. Nova Pontocom posted growth of 26.5% in the quarter, thanks to a price repositioning strategy in its different banners. In real terms, considering the inflation in the electronics, furniture and mattress categories in the past 12 months, as released by the Brazilian Institute of Geography and Statistics (IBGE), weighted by the product mix of the bricks-and-mortar stores and Nova Pontocom, gross revenue sales grew 8.7%.

In the second half of June, popular uprisings in Brazil forced the Company to shut certain stores for some hours at specific periods. The Management believes that the impacts on sales and other expenses were minor and did not significantly affect the 2Q13 performance.

Grupo Pão de Açúcar, through its banners Casas Bahia, Pontofrio and Extra Hiper, participate in the federal government’s ”Minha Casa Melhor” program, launched in June, which offer the beneficiaries of the “Minha Casa, Minha Vida” program a special credit facility to acquire furniture and home appliances. All of the Company’s businesses that sell the items included in the product basket subsidized by the credit facility are committed to meeting the demand of these new consumers.

Operating Performance

	GPA Consolidated (ex. real estate projects)
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	14,919	13,414	11.2%	29,904	27,074	10.5%
Net Sales Revenue	13,383	11,939	12.1%	26,766	24,087	11.1%
Gross Profit	3,550	3,131	13.4%	7,084	6,375	11.1%
Gross Margin	26.5%	26.2%	0.3 p.p.	26.5%	26.5%	0.0 p.p.
Selling Expenses	(2,249)	(2,037)	10.4%	(4,536)	(4,098)	10.7%
General and Administrative Expenses	(365)	(416)	-12.3%	(768)	(854)	-10.1%
Equity Income	4	(3)	-	13	2	484.7%
Other Operating Revenue (Expenses)	(350)	7	-	(358)	12	-
Total Operating Expenses	(2,960)	(2,449)	20.9%	(5,650)	(4,937)	14.4%
% of Net Sales Revenue	22.1%	20.5%	1.6 p.p.	21.1%	20.5%	0.6 p.p.
Depreciation (Logistic)	18	21	-14.1%	37	40	-9.2%
EBITDA (1) (2)	609	703	-13.4%	1,471	1,478	-0.5%
EBITDA Margin	4.5%	5.9%	-1.4 p.p.	5.5%	6.1%	-0.6 p.p.
Adjusted EBITDA (3)	958	696	37.6%	1,829	1,467	24.7%
Adjusted EBITDA Margin	7.2%	5.8%	1.4 p.p.	6.8%	6.1%	0.7 p.p.

(1)      As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)      As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

(3)      The explanation is available on page 11.

The Company’s gross margin increased by 30 basis points, reflecting the price repositioning in food retail, which was supported by a reduction in expenses. As in 1Q13, Assaí banner adopted more competitive prices in the new stores, in line with the banner’s strategy to generate traffic.

In terms of operational efficiency gains, the highlight was the reduction in the ratio between Viavarejo’s selling, general and administrative expenses and net revenue, from 23.1% in 2Q12 to 21.5% in 2Q13, due to the gains of synergy from the Productivity Plan and the higher rationalization of staff, marketing and IT expenses.

In 2Q13, the Company incurred in Other Operating Expenses and Revenues of R$ 350 million. It is worth mentioning the provisions for tax risks (R$ 163 million), effects related to the association between Pontofrio and Casas Bahia (*) (R$ 67 million), restructuring expenses and results from fixed assets (R$ 51 milion) and provisions related to labor claims and others (R$ 69 million).

EBITDA totaled R$ 609 million, due to the recognition of Other Operating Expenses and Revenues, as mentioned above. Adjusted EBITDA, which excludes such Other Operating Expenses and Revenues, would be R$ 958 million, up 37.6%, with ajusted EBITDA margin 7.2%.

In Viavarejo, the further gains of synergies and the implementation of new processes and elimination of operating expenses resulted in an EBITDA growth of 61.5%.

The six-month analysis, which excludes the calendar effect of Easter and the expense mentioned above, EBITDA increased by 24.7%, to R$ 1.829 billion.

(*) Refers to the effects related to the project by external consultants especially hired to analyze the accounting entries related to the association between Pontofrio and Casas Bahia.

GPA Food (Retail and Cash-and-carry stores)

Food Retail (Extra and Pão de Açúcar)

	Food Retail (ex. real estate projects)
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	6,425	6,197	3.7%	13,147	12,436	5.7%
Net Sales Revenue	5,887	5,579	5.5%	11,965	11,200	6.8%
Gross Profit	1,611	1,535	5.0%	3,305	3,106	6.4%
Gross Margin	27.4%	27.5%	-0.1 p.p.	27.6%	27.7%	-0.1 p.p.
Selling Expenses	(974)	(945)	3.1%	(1,987)	(1,883)	5.6%
General and Administrative Expenses	(186)	(170)	9.2%	(379)	(353)	7.5%
Equity Income	3	(2)	-	10	2	380.2%
Other Operating Revenue (Expenses)	(261)	8	-	(284)	(2)	-
Total Operating Expenses	(1,418)	(1,109)	27.9%	(2,641)	(2,235)	18.1%
% of Net Sales Revenue	24.1%	19.9%	4.2 p.p.	22.1%	20.0%	2.1 p.p.
Depreciation (Logistic)	11	10	4.7%	21	19	7.3%
EBITDA	204	436	-53.3%	685	890	-23.0%
EBITDA Margin	3.5%	7.8%	-4.3 p.p.	5.7%	7.9%	-2.2 p.p.
Adjusted EBITDA	465	428	8.6%	969	892	8.7%
Adjusted EBITDA Margin	7.9%	7.7%	0.2 p.p.	8.1%	8.0%	0.1 p.p.

Gross margin decreased by 10 basis points, while selling, general and administrative expenses accounted for 19.7% of net sales revenue, down 30 basis points.

EBITDA was impacted by Other Operating Expenses and Revenues totaling R$ 261.0 million. EBITDA totaled R$ 204 million, down 53.3% over 2Q12. EBITDA adjusted by the above-mentioned effect was R$ 465 million, with margin at 7.9%. Compared to 2Q12, growth would be 8.6%, higher than revenue growth.

Management expects futher reductions on operating expenses over the year which may be converted into lower prices for consumers to increase store traffic. With such strategy, the Company’s market share is expected to increase over the next quarters.

GPA Malls & Properties launched a new brand in June, Conviva, which is based on the neighborhood malls concept and aims to fill the gap between street stores and large commercial centers. Its first project, Conviva Américas, is anchored by an innovative concept of a Pão de Açúcar store, in addition to major sports, baby and gym retail chains, and another 35 satellite stores, including a food court. Conviva attracts customer traffic for the Pão de Açúcar store while diversies the group’s revenue with rental revenue. The project has a gross leasable area of 12,500 square meters. The Company expects to deliver at least 35,000 square meters of new gross leasable area in commercial centers this year.

Cash-and-carry stores (Assaí)

	Cash and Carry
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	1,558	1,142	36.4%	2,985	2,273	31.3%
Net Sales Revenue	1,434	1,043	37.5%	2,738	2,078	31.8%
Gross Profit	200	158	26.5%	375	304	23.5%
Gross Margin	14.0%	15.2%	-1.2 p.p.	13.7%	14.6%	-0.9 p.p.
Selling Expenses	(136)	(102)	32.6%	(259)	(204)	27.1%
General and Administrative Expenses	(17)	(10)	66.4%	(33)	(21)	57.7%
Other Operating Revenue (Expenses)	1.2	0.8	48.8%	1.3	0.3	288.3%
Total Operating Expenses	(152)	(112)	35.6%	(291)	(224)	29.6%
% of Net Sales Revenue	10.6%	10.7%	-0.1 p.p.	10.6%	10.8%	-0.2 p.p.
Depreciation (Logistic)	0.01	0.05	-76.8%	0.08	0.07	18.5%
EBITDA	49	47	4.6%	85	80	6.5%
EBITDA Margin	3.4%	4.5%	-1.1 p.p.	3.1%	3.8%	-0.7 p.p.
Adjusted EBITDA	48	46	3.8%	84	79	5.4%
Adjusted EBITDA Margin	3.3%	4.4%	-1.1 p.p.	3.1%	3.8%	-0.7 p.p.

Gross sales revenue totaled R$ 1.558 billion, up 36.4% over 2Q12, while EBITDA increased 4.6%, with margin at 3.4%. The first stores launched in new states demand more investments in marketing and more competitive prices, which lead to a natural margin contraction in the first months of operation at the newly opened stores in these regions. The success of this strategy is reflected in the sales performance of the recently opened stores, which exceeded initial expectations.

Keeping the aggressive store-opening plan for 2013 and, as already mentioned in 1Q13, the Company in 2Q13 delivered three new Assaí stores - in Ceará, Mato Grosso do Sul and Paraná. In the first six months of 2013, six new stores were opened, of which five were the first stores in their respective states. These six new stores represent 33,160 square meters of sales area and 74,200 square meters of built-up area. In the last 10 months, Assaí doubled the number of states in which it operates, from six to 12.The inauguration of stores in new regions was concentrated in the first half and other eight stores will be delivered in the second half of the year.

The increase in operating expenses continues to lag behind revenue growth. The low-expense business model sustains the more competitive pricing strategy. Management believes that this model will bring operating expenses down to below 10% of net revenue in the medium term.

Electronics and home appliances (Viavarejo bricks-and-mortar stores and Nova Pontocom)

	Viavarejo
	2Q13	2Q12	Δ	1H13	1H12	Δ

Gross Sales Revenue	6,936	6,075	14.2%	13,771	12,364	11.4%
Net Sales Revenue	6,062	5,318	14.0%	12,062	10,809	11.6%
Gross Profit	1,739	1,438	20.9%	3,403	2,966	14.8%
Gross Margin	28.7%	27.0%	1.7 p.p.	28.2%	27.4%	0.8 p.p.
Selling Expenses	(1,139)	(990)	15.1%	(2,290)	(2,011)	13.9%
General and Administrative Expenses	(162)	(236)	-31.3%	(355)	(480)	-25.9%
Equity Income	1	(0)	-	3	0	2156.5%
Other Operating Revenue (Expenses)	(90)	(2)	4276.0%	(76)	13	-
Total Operating Expenses	(1,390)	(1,229)	13.2%	(2,718)	(2,478)	9.7%
% of Net Sales Revenue	22.9%	23.1%	-0.2 p.p.	22.5%	22.9%	-0.4 p.p.
Depreciation (Logistic)	8	11	-31.0%	16	21	-24.6%
EBITDA	356	220	61.5%	701	509	37.8%
EBITDA Margin	5.9%	4.1%	1.8 p.p.	5.8%	4.7%	1.1 p.p.
Adjusted EBITDA	446	222	100.5%	776	495	56.7%
Adjusted EBITDA Margin	7.4%	4.2%	3.2 p.p.	6.4%	4.6%	1.8 p.p.

The operational improvement was coupled with the acceleration in sales. The business posted higher sales growth than in previous quarters. The 180-basis-point increase in EBITDA margin is due to the gain in gross margin, which increased due to a more efficient logistics and increased penetration of sale of services, as well as a reduction in selling, general and administrative expenses as percentage of net revenue.

Furthermore, EBITDA was negatively impacted by Other Operating Expenses and Revenues, which totaled R$ 90 million, mainly due to the adjustments recommended by external consultants especially hired to analyze the accounting entries related to the association between Pontofrio and Casas Bahia. Adjusted EBITDA margin, excluding  the effects mentioned above, would be 7.4% in the 2Q13, up 320 basis point over 2Q12.

The 160-basis-point decrease in selling, general and administrative expenses as a percentage of net sales revenue was due to the synergies captured with the Productivity Plan, mainly due to the greater rationalization of personnel, marketing and IT expenses.

As a result of the settlement agreement (Termo de Compromisso de Desempenho ‐ TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica), 74 stores are in the process of being divested, which together represent approximately 3% of Viavarejo’s gross sales in 2012, as mentioned in a material fact released on 04/17/2013.  The Company will keep its shareholders and the market informed about any developments related to the compliance with the TCD.

In 1H13, EBITDA totaled R$ 701 million, up 37.8% over 1H12. EBITDA margin increased 110 basis points to 5.8%. Adjusted by Other Operating Expenses and Revenues, EBITDA would be R$ 776 million, with margin at 6.4%. The Company reaffirms its EBITDA margin guidance above 6.6% in the year.

Indebtedness

	GPA Consolidated		GPA Food
(R$ million)	06.30.2013	03.31.2013	06.30.2013	03.31.2013

Short Term Debt	(2,112)	(2,577)	(2,022)	(2,239)
Loans and Financing	(1,083)	(1,445)	(1,005)	(1,226)
Debentures	(1,029)	(1,132)	(1,016)	(1,014)
Long Term Debt	(4,545)	(5,008)	(3,733)	(4,189)
Loans and Financing	(1,649)	(2,014)	(1,637)	(1,994)
Debentures	(2,896)	(2,995)	(2,096)	(2,195)
Total Gross Debt	(6,657)	(7,586)	(5,755)	(6,429)
Cash	5,060	6,002	2,707	3,553
Net Debt	(1,597)	(1,584)	(3,048)	(2,875)
Net Debt / EBITDA(1)	0.44x	0.42x	1.53x	1.24x
Payment book - short term	(2,463)	(2,470)	-	-
Payment book - long term	(108)	(115)	-	-
Net Debt with payment book	(4,168)	(4,168)	(3,048)	(2,875)
Net Debt / EBITDA(1)	1.16x	1.10x	1.53x	1.24x

Net debt, including Viavarejo’s payment book operation, totaled R$ 4.168 billion at the end of June. Maturities of loans, financing and debentures are still concentrated in the long term, of which 70% mature in over 12 months.

In 2Q13, net reserves were down by R$ 900 million for the purpose of debt payment, which decreased by the same amount. The net debt/EBITDA ratio stood at 1.16x on 06/30/2013. At the end of June, the Company had cash reserves close to R$ 5 billion. For more information, see the Cash Flow section.

Financial Result

	GPA Consolidated (ex. real estate projects)						GPA Food (ex. real estate projects)			Viavarejo
(R$ million)	2Q13	2Q13	Δ	1S13	1S12	Δ	2Q13	2Q13	Δ	2Q13	2Q13	Δ

Financial Revenue	128	151	-15.2%	271	297	-8.8%	83	123	-32.9%	53	40	33.6%
Financial Expenses	(428)	(436)	-1.8%	(825)	(917)	-10.1%	(212)	(244)	-13.1%	(224)	(204)	9.8%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%
% of Net Sales Revenue	2.2%	2.4%	-0.2 p.p.	2.1%	2.6%	-0.5 p.p.	2.2%	2.2%	0.0 p.p.	2.8%	3.1%	-0.3 p.p.
Charges on Net Bank Debt	(57)	(56)	2.6%	(109)	(122)	-10.5%	(69)	(59)	16.7%	11	3	269.3%
Cost of Discount of Receivables of Payment Book	(140)	(116)	20.1%	(260)	(265)	-1.9%	(25)	(23)	6.0%	(115)	(93)	23.6%
Cost of Discount of Receivables of Credit Card	(40)	(41)	-1.3%	(62)	(82)	-24.4%	(36)	(38)	-7.2%	(4)	(2)	101.7%
Restatement of Other Assets and Liabilities	(62)	(72)	-13.0%	(123)	(152)	-18.8%	-	-	-	(62)	(72)	-13.0%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(170)	(164)	3.9%

The ratio of net financial income to net revenue declined during yet another quarter, from 2.4% to 2.2% in 2Q13, for a total net expense of R$ 300 million. Noteworthy was the reduction in expenses with the discount of receivables and charges on net debt, directly resulting from the lower annualized Selic rate in the period, of 7.32% and from the control on payment conditions offered to clients. The Company’s net debt also decreased, due to the cash flow from the food and electronics and home appliances operations.

As in previous quarters, the Company continues to sell its credit card receivables directly to acquirers or banks, without any right of recovery or related obligation. The volume of discounted receivables amounted to R$ 13.742 billion.

Despite the recent increase in the expectations for the Selic base interest rate, the Company reaffirms its guidance released on 04/30/2013, according to which net financial expenses should represent at most 2.3% of the net sales revenue in the consolidated result. In GPA Food, the highest level expected for the year is 1.8%, while in Viavarejo the ceiling is 2.9%. In all cases, the numbers forecast for 2013 are lower than those reported in 2012.

Net Income

	GPA Consolidated (ex. real estate projects)						GPA Food (ex. real estate projects)

(R$ million)	2Q13	2Q12	Δ%	1H13	1H12	Δ%	2Q13	2Q12	Δ%	1H13	1H12	Δ%

EBITDA	609	703	-13.4%	1,471	1,478	-0.5%	253	483	-47.7%	770	970	-20.6%
Depreciation (Logistic)	(18)	(21)	-14.1%	(37)	(40)	-9.2%	(11)	(10)	4.3%	(21)	(19)	7.3%
Depreciation and Amortization	(195)	(177)	10.0%	(390)	(352)	10.9%	(161)	(146)	10.5%	(321)	(283)	13.4%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(554)	(620)	-10.7%	(129)	(121)	7.0%	(237)	(263)	-9.8%
Income Before Income Tax	96	220	-56.5%	490	466	5.2%	(49)	206	-123.6%	190	404	-52.9%
Income Tax	(19)	(73)	-74.2%	(138)	(156)	-11.8%	30	(64)	-	(33)	(115)	-71.4%
Company's net income	77	147	-47.7%	352	309	13.9%	(18)	142	-113.0%	158	289	-45.5%
Net Margin	0.6%	1.2%	-0.6 p.p.	1.3%	1.3%	0.0 p.p.	0.3%	2.1%	-1.8 p.p.	1.1%	2.2%	-1.1 p.p.
Total Nonrecurring	350	(7)		358	(12)		260	(9)		283	1
Income Tax from Nonrecurring	(100)	2		(100)	4		(69)	3		(75)	(0)
Adjusted Net Income	327	143	129.1%	610	302	102.3%	172	136	26.6%	365	290	26.0%
Adjusted Net Margin	2.4%	1.2%	1.2 p.p.	2.3%	1.3%	1.0 p.p.	2.4%	2.1%	0.3 p.p.	2.5%	2.2%	0.3 p.p.

Income before income tax totaled R$ 96 million, down 56.5% over the same period in 2012.

Adjusted net income, which excludes Other Operating Expenses and Revenues, as explained on page 4, was R$ 327 million, up 129.1% over 2Q12.

Adjusted net income in 1H13 increased 102.3% to R$ 610 million. The increase is due to sales growth, the brisk pace of store openings at GPA Food and improved profitability at Viavarejo. The control over financial expenses also positively impacted the first half results.

Simplified cash flow

	GPA Consolidated				GPA Food		Viavarejo

(R$ million)	2Q13	2Q12	1H13	1H12	2Q13	2Q12	2Q13	2Q12

Cash Balance at beginning of period	6,002	3,746	7,086	4,970	3,553	2,831	2,449	915
Cash Flow from operating activities	887	623	603	61	603	655	284	(33)
EBITDA	609	802	1,471	1,577	253	582	356	220
Cost of Discount of Receivables	(143)	(126)	(265)	(282)	(29)	(30)	(114)	(96)
Working Capital	(948)	(1,089)	(1,597)	(2,077)	(80)	(684)	(868)	(405)
Assets and Liabilities Variation	1,369	1,036	994	843	459	787	910	249
Cash Flow from Investment Activities	(483)	(342)	(775)	(544)	(424)	(274)	(59)	(69)
Net Investment	(491)	(311)	(783)	(547)	(433)	(243)	(59)	(69)
Aquisition and Others	8	(31)	8	3	8	(31)	-	-
Change on net cash after investments	404	280	(172)	(484)	178	382	226	(101)
Cash Flow from Financing Activities	(1,369)	1,447	(1,877)	987	(1,024)	1,008	(345)	439
Dividends Payments and Others	(201)	(131)	(201)	(131)	(196)	(131)	(5)	-
Net Proceeds	(1,168)	1,578	(1,676)	1,118	(828)	1,139	(340)	439
Change on net cash	(965)	1,727	(2,049)	503	(846)	1,390	(119)	338
Cash Balance at end of period	5,037	5,473	5,037	5,473	2,707	4,221	2,330	1,253

At the end of 2Q13, the cash position was R$ 5.037 billion. The decrease of R$ 965 million was due to the payment of loans, debentures and dividends. As mentioned in prior quarters, the Company did not have to refinance or hire new debt operations.

The cash flow from operating activities was R$ 887 million, positive in both GPA Food and Viavarejo, even discounting the invested amounts, mostly in new stores, which demonstrates the Company’s ability to accelerate its organic growth without hiring new debt.

Capex

	GPA Consolidated						GPA Food
(R$ million)	2Q13	2Q12	Δ	1H13	1H12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ

New stores and land acquisition	201	155	29.7%	401	231	73.4%	184	119	55.1%	17	36	-53.4%
Store renovations and conversions	118	107	9.8%	239	198	20.9%	80	98	-18.0%	37	9	304.1%
Infrastructure and Others	138	130	6.5%	212	204	3.8%	110	102	8.3%	28	28	0.0%
Total	457	392	16.6%	851	633	34.6%	375	318	17.7%	82	74	11.8%

Consolidated investments totaled R$ 457 million in the quarter, up 16.6% over 2Q12, mainly due to the opening of new stores and land acquisition, for which 44.0% of the investments of the period were directed. Compared to the same period in 2012, the amount was 29.7% higher. As explained in the previous sections, a total of 33 new stores were opend in 2Q13: 23 Minimercado Extra, four Casas Bahia three Assaí, two Pão de Açúcar and one drugstore.

Investments in GPA Food totaled R$ 375 million, up 17.7% over 2Q12. In 2Q13, 49.2% of the total was invested in the opening of new stores and land acquisition, a result of the Company’s strategy of increasing organic growth for this operation, which will deliver 500 new stores by 2015.

For 2013, the Company expects to invest up to R$ 2 billion.

Dividends

Interim dividends for the second quarter of 2013 will total R$ 33.1 million, of which R$ 21.3 million related to preferred shares and R$ 11.8 million to common shares. Shareholders of record on July 31, 2013 will be entitled to receive dividends. As of August 01, 2013, the shares will trade ex-dividends until the payment date. The prepayment of dividends for 2Q13 will be on August, 13, 2013.

Appendix I – Definitions used in this document

Company’s Business: The Company’s business is divided into four segments – food retail, cash and carry, electronics and home appliances retail (bricks and mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store basis in the first 12 months of operation.

Growth and changes: The growth and changes shown in this document refer to the variation compared to the same period in the previous year, except when indicated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM). As from 1Q13, the depreciation recognized in the cost of goods sold, essentially consisting of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Profitability measure calculated by EBITDA excluding Other Operating Revenues and Expenses. Management uses this measure because it reflects more faithfully the result of the Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise result’s comparability and analysis.

Adjusted net income: Profitability measure calculated by net income excluding Other Operating Revenues and Expenses, discounting the effects on Income Tax and Social Contribution. Management uses this measure because it reflects more faithfully the result of Company's normal operations, eliminating, thus, extraordinary expenses and revenues and other extraordinary entries that may compromise result’s comparability and analysis.

BALANCE SHEET
ASSETS
	GPA Consolidated			GPA Food
	06.30.2013	03.31.2013	06.30.2012	06.30.2013	03.31.2013	06.30.2012
Current Assets	14,910	15,886	16,694	6,566	7,772	9,019
Cash and Marketable Securities	5,060	6,002	5,473	2,707	3,553	4,221
Accounts Receivable	2,486	2,822	2,253	310	686	260
Credit Cards	343	782	389	191	572	181
Payment book	2,127	2,078	1,961	-	-	-
Sales Vouchers and Others	226	155	105	116	110	76
Post-Dated Checks	3	4	4	3	4	4
Allowance for Doubtful Accounts	(214)	(197)	(205)	(0)	(0)	(1)
Resulting from Commercial Agreements	15	25	389	15	25	389
Receivables Fund (FIDC)	-	-	2,381	-	-	1,056
Inventories	5,896	5,676	4,939	2,992	3,041	2,603
Recoverable Taxes	958	834	826	317	239	270
Assets Available for Sale	51	-	-	25	-	-
Expenses in Advance and Other Accounts Receivable	443	527	432	199	228	219
Noncurrent Assets	18,492	18,352	17,261	15,333	15,116	14,278
Long-Term Assets	4,716	4,733	4,405	2,806	2,759	2,564
Accounts Receivables	99	98	556	-	-	462
Paes Mendonça	-	-	462	-	-	462
Payment Book	99	106	102	-	-	-
Others	8	-	-	-	-	-
Allowance for Doubtful Accounts	(8)	(8)	(7)	-	-	-
Inventories	172	172	111	172	172	111
Recoverable Taxes	1,258	1,280	1,030	261	265	212
Fair Value Bartira	361	360	355	361	360	355
Deferred Income Tax and Social Contribution	1,057	1,047	1,185	387	381	426
Amounts Receivable from Related Parties	199	187	146	314	216	178
Judicial Deposits	950	968	899	714	769	730
Expenses in Advance and Others	619	621	123	596	597	92
Investments	374	371	269	280	277	176
Property and Equipment	8,506	8,295	7,554	7,485	7,260	6,617
Intangible Assets	4,897	4,953	5,032	4,761	4,820	4,920
TOTAL ASSETS	33,402	34,238	33,955	21,899	22,888	23,297

LIABILITIES
	GPA Consolidated			GPA Food
	06.30.2013	03.31.2013	06.30.2012	06.30.2013	03.31.2013	06.30.2012
Current Liabilities	13,310	13,675	11,297	6,573	6,984	6,149
Suppliers	5,857	5,769	4,570	2,716	2,874	2,533
Loans and Financing	1,083	1,445	1,581	1,005	1,226	1,406
Payment Book (CDCI)	2,463	2,470	2,227	-	-	-
Debentures	1,029	1,132	792	1,016	1,014	679
Payroll and Related Charges	776	710	837	397	355	372
Taxes and Social Contribution Payable	586	578	180	143	180	81
Dividends Proposed	1	169	1	1	166	1
Financing for Purchase of Fixed Assets	102	105	14	102	105	14
Rents	48	49	44	48	49	44
Acquisition of Companies	68	68	58	68	68	58
Debt with Related Parties	49	78	52	426	400	522
Advertisement	82	84	85	47	44	40
Provision for Restructuring	3	20	9	3	20	9
Tax Payments	143	148	169	139	144	166
Advanced Revenue	85	90	77	9	11	8
Others	935	762	601	451	328	217
Long-Term Liabilities	8,672	9,205	12,151	7,096	7,641	9,338
Loans and Financing	1,649	2,014	1,844	1,637	1,994	1,754
Payment Book (CDCI)	108	115	116	-	-	-
Receivables Fund (FIDC)	-	-	2,437	-	-	1,194
Debentures	2,896	2,995	3,814	2,096	2,195	3,012
Acquisition of Companies	163	158	199	163	158	199
Deferred Income Tax and Social Contribution	1,111	1,136	1,104	1,108	1,133	1,104
Tax Installments	1,109	1,185	1,244	1,068	1,144	1,201
Provision for Contingencies	1,078	795	721	869	628	552
Advanced Revenue	441	454	375	40	37	23
Others	116	354	298	115	353	298
Shareholders' Equity	11,421	11,357	10,507	8,230	8,262	7,810
Capital	6,759	6,711	6,702	5,077	5,077	5,278
Capital Reserves	214	242	202	214	242	202
Profit Reserves	1,801	1,792	1,147	1,801	1,792	1,147
Minority Interest	2,647	2,612	2,456	1,138	1,151	1,183
TOTAL LIABILITIES	33,402	34,238	33,955	21,899	22,888	23,297

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Viavarejo

R$ - Million	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ	2Q13	2Q12	Δ
Gross Sales Revenue	14,919	13,512	10.4%	14,919	13,414	11.2%	7,984	7,339	8.8%	6,425	6,197	3.7%	1,558	1,142	36.4%	6,936	6,075	14.2%
Net Sales Revenue	13,383	12,037	11.2%	13,383	11,939	12.1%	7,321	6,622	10.6%	5,887	5,579	5.5%	1,434	1,043	37.5%	6,062	5,318	14.0%
Cost of Goods Sold	(9,814)	(8,787)	11.7%	(9,814)	(8,787)	11.7%	(5,499)	(4,918)	11.8%	(4,265)	(4,034)	5.7%	(1,233)	(884)	39.5%	(4,316)	(3,869)	11.6%
Depreciation (Logistic)	(18)	(21)	-14.1%	(18)	(21)	-14.1%	(11)	(10)	4.3%	(11)	(10)	4.7%	(0.01)	(0.05)	-76.8%	(8)	(11)	-31.0%
Gross Profit	3,550	3,229	9.9%	3,550	3,131	13.4%	1,812	1,693	7.0%	1,611	1,535	5.0%	200	158	26.5%	1,739	1,438	20.9%
Selling Expenses	(2,249)	(2,037)	10.4%	(2,249)	(2,037)	10.4%	(1,110)	(1,047)	6.0%	(974)	(945)	3.1%	(136)	(102)	32.6%	(1,139)	(990)	15.1%
General and Administrative Expenses	(365)	(416)	-12.3%	(365)	(416)	-12.3%	(203)	(180)	12.5%	(186)	(170)	9.2%	(17)	(10)	66.4%	(162)	(236)	-31.3%
Equity Income	4	(3)	-	4	(3)	-	3	(2)	-	3	(2)	-	-	-	0.0%	1	(0)	-
Other Operating Revenue (Expenses)	(350)	7	-	(350)	7	-	(260)	9	-	(261)	8	-	1.2	0.8	48.8%	(90)	(2)	4276.0%
Total Operating Expenses	(2,960)	(2,449)	20.9%	(2,960)	(2,449)	20.9%	(1,570)	(1,221)	28.6%	(1,418)	(1,109)	27.9%	(152)	(112)	35.6%	(1,390)	(1,229)	13.2%
Depreciation and Amortization	(195)	(177)	10.0%	(195)	(177)	10.0%	(161)	(146)	10.5%	(148)	(135)	9.6%	(13)	(11)	22.9%	(34)	(31)	7.7%
Earnings before interest and Taxes - EBIT	395	603	-34.4%	395	505	-21.7%	81	327	-75.3%	45	291	-84.5%	36	36	-0.8%	315	178	76.7%
Financial Revenue	128	151	-15.2%	128	151	-15.2%	83	123	-32.9%	77	120	-35.8%	6	3	71.6%	53	40	33.6%
Financial Expenses	(428)	(436)	-1.8%	(428)	(436)	-1.8%	(212)	(244)	-13.1%	(202)	(235)	-14.1%	(10)	(9)	13.8%	(224)	(204)	9.8%
Net Financial Revenue (Expenses)	(300)	(285)	5.2%	(300)	(285)	5.2%	(129)	(121)	7.0%	(125)	(116)	8.4%	(4)	(5)	-23.1%	(170)	(164)	3.9%
Income Before Income Tax	96	318	-69.9%	96	220	-56.5%	(49)	206	-123.6%	(80)	175	-145.7%	32	31	3.0%	144	14	924.3%
Income Tax	(19)	(73)	-74.2%	(19)	(73)	-74.2%	30	(64)	-	41	(61)	-	(11)	(4)	212.4%	(49)	(9)	462.0%
Net Income - Company	77	245	-68.6%	77	147	-47.7%	(18)	142	-113.0%	(39)	115	-134.1%	21	27	-24.1%	95	5	1667.4%
Minority Interest - Noncontrolling	35	(9)	-	35	(9)	-	(24)	(27)	-12.5%	(24)	(27)	-12.5%	-	-	-	48	4	1184.8%
Net Income - Controlling Shareholders (1)	42.1	255	-83.5%	42	157	-73.1%	5	169	(0.97)	(15)	142	-	21	27	-24.1%	48	2	2719.6%
Net Income per Share	0	1	-83.5%	0	1	-73.6%
Nº of shares (million) ex-treasury shares	264	263	0.4%	264	263	0.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	609	801	-24.0%	609	703	-13.4%	253	483	-47.7%	204	436	-53.3%	49	47	4.6%	356	220	61.5%
Adjusted EBITDA	958	794	20.6%	958	696	37.6%	512	474	8.1%	465	428	8.6%	48	46	3.8%	446	222	100.5%

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Viavarejo

% Net Sales Revenue
	2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12		2Q13	2Q12
Gross Profit	26.5%	26.8%		26.5%	26.2%		24.7%	25.6%		27.4%	27.5%		14.0%	15.2%		28.7%	27.0%
Selling Expenses	16.8%	16.9%		16.8%	17.1%		15.2%	15.8%		16.5%	16.9%		9.5%	9.8%		18.8%	18.6%
General and Administrative Expenses	2.7%	3.5%		2.7%	3.5%		2.8%	2.7%		3.2%	3.0%		1.2%	1.0%		2.7%	4.4%
Equity Income	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Other Operating Revenue (Expenses)	2.6%	0.1%		2.6%	0.1%		3.5%	0.1%		4.4%	0.1%		-0.1%	0.1%		1.5%	0.0%
Total Operating Expenses	22.1%	20.3%		22.1%	20.5%		21.4%	18.4%		24.1%	19.9%		10.6%	10.7%		22.9%	23.1%
Depreciation and Amortization	1.5%	1.5%		1.5%	1.5%		2.2%	2.2%		2.5%	2.4%		0.9%	1.0%		0.6%	0.6%
EBIT	3.0%	5.0%		3.0%	4.2%		1.1%	4.9%		0.8%	5.2%		2.5%	3.4%		5.2%	3.3%
Net Financial Revenue (Expenses)	2.2%	2.4%		2.2%	2.4%		1.8%	1.8%		2.1%	2.1%		0.3%	0.5%		2.8%	3.1%
Income Before Income Tax	0.7%	2.6%		0.7%	1.8%		0.7%	3.1%		1.4%	3.1%		2.2%	2.9%		2.4%	0.3%
Income Tax	0.1%	0.6%		0.1%	0.6%		0.4%	1.0%		0.7%	1.1%		0.8%	0.3%		0.8%	0.2%
Net Income - Company	0.6%	2.0%		0.6%	1.2%		0.3%	2.1%		0.7%	2.1%		1.4%	2.6%		1.6%	0.1%
Minority Interest - noncontrolling	0.3%	0.1%		0.3%	0.1%		0.3%	0.4%		0.4%	0.5%		0.0%	0.0%		0.8%	0.1%
Net Income - Controlling Shareholders (1)	0.3%	2.1%		0.3%	1.3%		0.1%	2.6%		0.3%	2.5%		1.4%	2.6%		0.8%	0.0%
EBITDA	4.5%	6.7%		4.5%	5.9%		3.4%	7.3%		3.5%	7.8%		3.4%	4.5%		5.9%	4.1%
Adjusted EBITDA	7.2%	6.6%		7.2%	5.8%		7.0%	7.2%		7.9%	7.7%		3.3%	4.4%		7.4%	4.2%
(1) Net Income after noncontrolling shareholders

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (excl. empreendimentos imob.)			Cash and Carry			Viavarejo

R$ - Million	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?	1H13	1H12	?
Gross Sales Revenue	29,904	27,172	10.1%	29,904	27,074	10.5%	16,132	14,710	9.7%	13,147	12,436	5.7%	2,985	2,273	31.3%	13,771	12,364	11.4%
Net Sales Revenue	26,766	24,185	10.7%	26,766	24,087	11.1%	14,703	13,278	10.7%	11,965	11,200	6.8%	2,738	2,078	31.8%	12,062	10,809	11.6%
Cost of Goods Sold	(19,645)	(17,671)	11.2%	(19,645)	(17,671)	11.2%	(11,002)	(9,849)	11.7%	(8,639)	(8,075)	7.0%	(2,363)	(1,774)	33.2%	(8,643)	(7,822)	10.5%
Depreciation (Logistic)	(37)	(40)	-9.2%	(37)	(40)	-9.2%	(21)	(19)	7.3%	(21)	(19)	7.3%	(0)	(0)	18.5%	(16)	(21)	-24.6%
Gross Profit	7,084	6,473	9.4%	7,084	6,375	11.1%	3,681	3,410	7.9%	3,305	3,106	6.4%	375	304	23.5%	3,403	2,966	14.8%
Selling Expenses	(4,536)	(4,098)	10.7%	(4,536)	(4,098)	10.7%	(2,246)	(2,086)	7.7%	(1,987)	(1,883)	5.6%	(259)	(204)	27.1%	(2,290)	(2,011)	13.9%
General and Administrative Expenses	(768)	(854)	-10.1%	(768)	(854)	-10.1%	(412)	(374)	10.3%	(379)	(353)	7.5%	(33)	(21)	57.7%	(355)	(480)	-25.9%
Equity Income	13	2	4.85	13	2	4.85	10	2	3.80	10	2	3.80	-	-	0.0%	3	0	21.57
Other Operating Revenue (Expenses)	(358)	12	-	(358)	12	-	(283)	(1)	-	(284)	(2)	-	1	0	288.3%	(76)	13	0.0%
Total Operating Expenses	(5,650)	(4,937)	14.4%	(5,650)	(4,937)	14.4%	(2,931)	(2,459)	19.2%	(2,641)	(2,235)	18.1%	(291)	(224)	29.6%	(2,718)	(2,478)	9.7%
Depreciation and Amortization	(390)	(352)	10.9%	(390)	(352)	10.9%	(321)	(283)	13.4%	(296)	(263)	12.7%	(25)	(21)	22.2%	(69)	(68)	0.5%
Earnings before interest and Taxes - EBIT	1,044	1,184	-11.8%	1,044	1,086	-3.9%	428	667	-35.9%	368	608	-39.4%	59	59	0.9%	616	419	47.0%
Financial Revenue	271	297	-8.8%	271	297	-8.8%	177	229	-22.6%	166	218	-26.6%	11	11	4.7%	107	89	19.8%
Financial Expenses	(825)	(917)	-10.1%	(825)	(917)	-10.1%	(415)	(492)	-15.7%	(395)	(462)	-14.5%	(20)	(30)	-35.3%	(423)	(446)	-5.2%
Net Financial Revenue (Expenses)	(554)	(620)	-10.7%	(554)	(620)	-10.7%	(237)	(263)	-9.8%	(229)	(244)	-3.6%	(8)	(20)	-57.4%	(317)	(357)	-11.4%
Income Before Income Tax	490	564	-13.1%	490	466	5.2%	190	404	-52.9%	139	365	-63.3%	51	39	30.1%	300	62	383.2%
Income Tax	(138)	(156)	-11.8%	(138)	(156)	-11.8%	(33)	(115)	(0.71)	(15)	(110)	(0.87)	(18)	(5)	277.7%	(105)	(42)	151.3%
Net Income - Company	352	407	-13.6%	352	309	13.9%	158	289	-45.5%	125	255	-53.3%	33	34	-4.3%	195	20	862.4%
Minority Interest - Noncontrolling	74	(14)	-	74	(14)	-	(24)	(27)	-12.5%	(24)	(27)	-12.5%	-	-	-	97	13	626.7%
Net Income - Controlling Shareholders (1)	278.7	421	-33.8%	279	323	-13.8%	181	316	(0.43)	148	282	(0.49)	33	34	-4.3%	97	7	1324.3%
Net Income per Share	1	2	-34.1%	1	1	-16.2%
Nº of shares (million) ex-treasury shares	264	263	0.4%	264	263	0.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,471	1,577	-6.7%	1,471	1,478	-0.5%	770	970	-20.6%	685	890	-23.0%	85	80	6.5%	701	509	37.8%
Adjusted EBITDA

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (excl. empreendimentos imob.)			Cash and Carry			Viavarejo

% Net Sales Revenue
	1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12		1H13	1H12
Gross Profit	26.5%	26.8%		26.5%	26.5%		25.0%	25.7%		27.6%	27.7%		13.7%	14.6%		28.2%	27.4%
Selling Expenses	16.9%	16.9%		16.9%	17.0%		15.3%	15.7%		16.6%	16.8%		9.5%	9.8%		19.0%	18.6%
General and Administrative Expenses	2.9%	3.5%		2.9%	3.5%		2.8%	2.8%		3.2%	3.2%		1.2%	1.0%		2.9%	4.4%
Equity Income	0.0%	0.0%		0.0%	0.0%		0.1%	0.0%		0.1%	0.0%		0.0%	0.0%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.3%	0.0%		1.3%	0.0%		1.9%	0.0%		2.4%	0.0%		0.0%	0.0%		0.6%	0.1%
Total Operating Expenses	21.1%	20.4%		21.1%	20.5%		19.9%	18.5%		22.1%	20.0%		10.6%	10.8%		22.5%	22.9%
Depreciation and Amortization	1.5%	1.5%		1.5%	1.5%		2.2%	2.1%		2.5%	2.3%		0.9%	1.0%		0.6%	0.6%
EBIT	3.9%	4.9%		3.9%	4.5%		2.9%	5.0%		3.1%	5.4%		2.2%	2.8%		5.1%	3.9%
Net Financial Revenue (Expenses)	2.1%	2.6%		2.1%	2.6%		1.6%	2.0%		1.9%	2.2%		0.3%	0.9%		2.6%	3.3%
Income Before Income Tax	1.8%	2.3%		1.8%	1.9%		1.3%	3.0%		1.2%	3.3%		1.9%	1.9%		2.5%	0.6%
Income Tax	0.5%	0.6%		0.5%	0.6%		0.2%	0.9%		0.1%	1.0%		0.7%	0.2%		0.9%	0.4%
Net Income - Company	1.3%	1.7%		1.3%	1.3%		1.1%	2.2%		1.0%	2.3%		1.2%	1.7%		1.6%	0.2%
Minority Interest - noncontrolling	0.3%	0.1%		0.3%	0.1%		0.2%	0.2%		0.2%	0.2%		0.0%	0.0%		0.8%	0.1%
Net Income - Controlling Shareholders (1)	1.0%	1.7%		1.0%	1.3%		1.2%	2.4%		1.2%	2.5%		1.2%	1.7%		0.8%	0.1%
EBITDA	5.5%	6.5%		5.5%	6.1%		5.2%	7.3%		5.7%	7.9%		3.1%	3.8%		5.8%	4.7%
Adjusted EBITDA	6.8%	6.5%		6.8%	6.1%		7.2%	7.3%		8.1%	8.0%		3.1%	3.8%		6.4%	4.6%
(1) Net Income after noncontrolling shareholders

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	06.30.2013	06.30.2012

Net Income for the period	352	407
Adjustment for Reconciliation of Net Income
Deferred Income Tax	(5)	53
Income of Permanent Assets Written-Off	14	3
Depreciation and Amortization	427	392
Interests and Exchange Variation	464	563
Adjustment to Present Value	2	(1)
Equity Income	(13)	(2)
Provision for Contingencies	288	67
Provision for low and losses of fixed assets	3	(0)
Share-Based Compensation	24	19
Allowance for Doubtful Accounts	23	195
Net profit/loss on shareholder interest	-	(24)
Provision for Obsolescence and Retail Loss	(16)	(27)
Swap revenue	-	(97)
Deferred Revenue	(31)	(24)
Extraordinary Expenses	188	-
	1,720	1,524
Asset (Increase) Decreases
Accounts Receivable	116	299
Inventories	(136)	572
Taxes recoverable	(146)	(215)
Financial Instrument - Rede Duque	-	(51)
Other assets	(111)	(82)
Related Parties	(83)	(59)
Judicial Deposits	(156)	(96)
	(516)	367
Liability (Increase) Decrease
Suppliers	(371)	(1,653)
Payroll and Charges	47	78
Taxes and Contribuitions	(155)	(200)
Other Accounts Payable	(99)	(55)
Marketable Securities	(23)	-
	(602)	(1,830)
Net Cash Generated from (Used in) Operating Activities	602	61

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	GPA Consolidated
	06.30.2013	06.30.2012

Aquisição de empresas	8	3
Aumento de capital em controladas	-	0
Aquisição de bens do ativo imobilizado	(768)	(555)
Aumento do ativo intangível	(59)	(30)
Venda de bens do imobilizado	44	37
Caixa líquido de aquisições	-	0

Caixa líquido gerado (utilizado nas) atividades de investimento	(774)	(544)

Cash Flow from Financing Activities	-	-
Increase (Decrease) of Capital	11	13
Funding and Refinancing	2,408	4,567
Payments	(3,782)	(3,326)
Interest Paid	(313)	(136)
Dividend Payments	(201)	(131)

Net Cash Generated from (used in) Financing Activities	(1,877)	987

Cash and Cash Equivalents at the Beginning of the Year	7,086	4,970
Cash and Cash Equivalents at the End of the Year	5,037	5,473
Change in Cash and Cash Equivalent	(2,049)	503

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q13%		2Q12%		Δ	1H13%		1H12%		Δ

Pão de Açúcar	1,462	9.8%	1,374	10.2%	6.4%	2,965	9.9%	2,722	10.0%	8.9%
Extra Hiper	3,307	22.2%	3,313	24.5%	-0.2%	6,827	22.8%	6,671	24.6%	2.3%
Minimercado Extra	103	0.7%	55	0.4%	88.0%	196	0.7%	108	0.4%	81.9%
Extra Supermercado	1,166	7.8%	1,084	8.0%	7.5%	2,397	8.0%	2,228	8.2%	7.6%
Assaí	1,558	10.4%	1,142	8.5%	36.4%	2,985	10.0%	2,273	8.4%	31.3%
Others Business (1)	387	2.6%	370	2.7%	4.6%	762	2.5%	708	2.6%	7.7%
GPA Food	7,984	53.5%	7,339	54.3%	8.8%	16,133	53.9%	14,709	54.1%	9.7%
Real Estate Projects	-	-	98	0.7%	-	-	-	98	0.4%	-
Pontofrio	1,433	9.6%	1,279	9.5%	12.0%	2,916	9.8%	2,658	9.8%	9.7%
Casas Bahia	4,441	29.8%	3,957	29.3%	12.2%	8,841	29.6%	7,975	29.4%	10.9%
Nova Pontocom	1,062	7.1%	840	6.2%	26.5%	2,014	6.7%	1,731	6.4%	16.3%
Viavarejo (2)	6,935	46.5%	6,075	45.0%	14.2%	13,771	46.1%	12,364	45.5%	11.4%
GPA Consolidated	14,919	100.0%	13,512	100.0%	10.4%	29,904	100.0%	27,172	100.0%	10.1%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q13%		2Q12%		Δ	1H13%		1H12%		Δ

Pão de Açúcar	1,334	10.0%	1,232	10.2%	8.3%	2,689	10.0%	2,445	10.1%	10.0%
Extra Hiper	2,988	22.3%	2,941	24.4%	1.6%	6,124	22.9%	5,922	24.5%	3.4%
Minimercado Extra	97	0.7%	51	0.4%	89.9%	184	0.7%	100	0.4%	82.9%
Extra Supermercado	1,084	8.1%	988	8.2%	9.8%	2,215	8.3%	2,031	8.4%	9.0%
Assaí	1,434	10.7%	1,043	8.7%	37.5%	2,738	10.2%	2,078	8.6%	31.8%
Others Business (1)	384	2.9%	367	3.0%	4.7%	755	2.8%	701	2.9%	7.6%
GPA Food	7,321	54.7%	6,621	55.0%	10.6%	14,703	54.9%	13,278	54.9%	10.7%
	-	-	98	0.8%	-	-	-	98	0.4%	-
Pontofrio	1,246	9.3%	1,121	9.3%	11.2%	2,535	9.5%	2,328	9.6%	8.9%
Casas Bahia	3,866	28.9%	3,432	28.5%	12.7%	7,721	28.8%	6,904	28.5%	11.8%
Nova Pontocom	949	7.1%	765	6.4%	24.1%	1,806	6.7%	1,577	6.5%	14.6%
Viavarejo (2)	6,062	45.3%	5,318	44.2%	14.0%	12,062	45.1%	10,809	44.7%	11.6%
GPA Consolidated	13,383	100.0%	12,037	100.0%	11.2%	26,766	100.0%	24,185	100.0%	10.7%
(1) Includes Gas Station and Drugstores sales. (2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)

	GPA Consolidated				GPA Food
	2Q13	2Q12	1H13	1H12	2Q13	2Q12	1H13	1H12

Cash	41.1%	40.0%	41.8%	37.7%	52.9%	52.8%	53.3%	53.0%
Credit Card	48.5%	49.2%	48.1%	45.9%	38.8%	39.8%	38.5%	39.5%
Food Voucher	4.4%	4.0%	4.4%	3.7%	8.2%	7.3%	8.1%	7.3%
Credit	6.0%	6.9%	5.7%	6.4%	0.1%	0.1%	0.1%	0.1%
Post-Dated Checks	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%
Payment Book	5.9%	6.8%	5.7%	6.3%	-	-	-	-

	STORES OPENINGS/CLOSINGS PER BANNER
	03/31/2012	Opened	Closed	06/30/2013

Pão de Açúcar	163	2	-	165
Extra Hiper	138	-	-	138
Extra Supermercado	209	-	-	209
Minimercado Extra	119	23	1	141
Assaí	64	3	-	67
Other Business	241	1	-	242
Gas Satation	85	-	-	85
Drugstores	156	1	-	157
GPA Food	934	29	1	962
Pontofrio	396	-	1	395
Casas Bahia	572	4	-	576
GPA Consolidated	1,902	33	2	1,933

Sale Area ('000 m2)
GPA Food	1,589			1,614
GPA Consolidated	2,997			3,026

# of employees ('000)	151			151

2Q13 Results Conference Call and Webcast
Wednesday, July 24, 2013
11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)
55 11 2188-0155

Conference call in English (simultaneously translated)
1 646 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0155
Access code for Portuguese audio: 23975738
Access code for English audio: 23975739

http://www.gpari.com.br

CONTACTS

Investor Relations – GPA and Viavarejo Phone: +55 11 3886-0421 Fax: +55 11 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA
Phone: +55 11 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations - Viavarejo
Phone: +55 11 4225-9228
imprensa@viavarejo.com.br  | imprensa@casasbahia.com.br

Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Imprensa
@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732/ Extra: 0800-115060 Pontofrio: +55 11 4002-3388/Casas Bahia: +55 11 3003-8889

The financial information contained in the financial statements is presented in accordance with the accounting practices adopted in Brazil and refers to the second quarter of 2013 (2Q13), except where otherwise noted, with comparisons made over the same period last year.

Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors.

For the calculation of EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6. The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2013 was 6.70%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens and e-Hub). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", "Extra Supermercado", “Minimercado Extra”, “Assai”, “Pontofrio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 151 thousand employees, 1,933 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 55 distribution centers located in 13 states and Federal District at June 30, 2013. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”. The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Arbitration

On May 30, 2011, and July 1, 2011 Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações S.A. (“Península”).

On July 1, 2011, Casino filed another arbitration request in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce, with the abovementioned parties and the Company as the defendants.

On October 5, 2011, Mr. Abilio dos Santos Diniz, Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counterclaims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members, was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding, was held in São Paulo on May 9, 2012. The arbitration process the Counter Claims is subject to a confidentiality clause and aims to ensure the observation of the Wilkes shareholders´ agreement and the law. On June 21, 2012 the Company raised an objection claiming that the Company there is no reason for the Company to be part in this arbitration, as it is not a part of Wilkes’s Shareholders’ Agreement.

On April 5, 2013, the arbitration court accepted the exclusion of the Company from arbitration.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

b)     Wilkes’ corporate events

At the Extraordinary General Meeting held in Wilkes on June 22, 2012, the parent company of the Company, approved the change in the chairmanship of its Board of Directors. Mr. Jean Charles Henri Naouri, chairman of the Casino, became the Chairman of the Board of Directors, a position previously held by Mr. Abilio dos Santos Diniz.

At the Extraordinary General Meeting held in Wilkes on July 2, 2012, having been defined the composition of the Board of Directors as follows: Mr. Jean Charles Henri Naouri (Chairman), Mr. Abilio dos Santos Diniz, Mr. Marcelo Fernandez Trindade and Mr. Arnaud Strasser. After these events, the Casino became the single controller of the Company.

c)  Corporate reorganization

At December 28, 2012, the Annual General Meeting approved a corporate reorganization with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries at December 31, 2012. The reorganization consists of the merger by the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda. (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda. (“Novasoc”), in which the Company assigned 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), in exchange for 6.9% of Sé Supermercados. The same meeting also approved an increase of R$557,534 in the Company’s interest in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary.

The reorganization had a R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

The effects on the balance sheet of December 31, 2012 of the parent company as a result of the merger of subsidiaries Sé and Sendas, describe above, were the following:

Assets	12.31.2012
Cash and cash equivalents	275,636
Trade accounts receivable, net	20,998
Inventories	92,813
Recoverable taxes	5,489
Other receivables	1,257
Total current assets	396,193

Restricted deposits for legal proceedings	62,519
Recoverable taxes	8,829
Investments	801,775
Property and equipment, net	225,297
Intangible assets	173,247
Total noncurrent assets	1,271,667
Total assets	1,667,860

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

c)  Corporate reorganization -- Continued

Liabilities
Trade accounts payable	125,528
Payroll and related charges	16,980
Taxes and contributions payable	8,005
Related parties	1,446,936
Others accounts payable	14,684
Total current liabilities	1,612,133

Provision for contingencies	54,708
Total noncurrent liabilities	54,708
Total liabilities	1,666,841

Net assets merged	1,019

On January 2, 2013, the Extraordinary General Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

d)  Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company announced that it received a letter from the International Chamber of Commerce -ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Pontofrio banner), currently denominated Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A., previous corporate name of Via Varejo S.A. (“Via Varejo”), subject matter of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceedings.

The Company understands that the request is unfounded, given that the agreement was fully complied with, as it will be demonstrated during the Proceedings.

Until the present date there were no developments in this arbitration, thus not causing any impact on these financial statements. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

e)  Arbitration request Abilio dos Santos Diniz x Casino

On December 20, 2012, partner Abilio dos Santos Diniz informed the Company of the filing of an arbitration procedure against the Casino Group, whose terms are subject to a confidentiality obligation. The Company is not a party to the arbitration procedure.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information –Continued

f)   Restructuring of Via Varejo

On December 14, 2011 the Board of Directors of the Company approved a formal plan for closing 88 Pontofrio stores. Such closings were approved by the Anti-Trust Agency (“CADE”) as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated employees, store owners, trade accounts payables and others and recorded a provision for the closing of the stores in the amount of R$34,700, and R$20,700 related to the net value of property and equipment assets and R$14,000 to other expenses related to the closure.

Of the 88 stores planned to be closed, the Company has closed 66 and has decided to maintain 8 stores and 7 stores will be sold. At June 30, 2013 the Company had a provision for closing stores of R$3,073, related to the 7 stores planned to be closed and additional expenses that may be incurred by the stores already closed.

g)     Valuation of assets of the association between Companhia Brasileira de Distribuição and Casas Bahia

In relation to the work performed by external consultants informed to the market by Company on October 16, 2012, there was already a conclusion of an important portion of the work during the second quarter of 2013, with the required accounting adjustments recorded in the quarterly financial information (Note 30). The work will continue in the second half of 2013 for the items where it was not possible to reach a conclusion. At this moment, the Company is not aware of any other adjustment that should be recorded in the quarterly financial information.

h)     Performance Commitment Agreement

As Material Fact released on April 17, 2013, the Via Varejo, the Company, CB and the Anti-Trust Agency ("CADE") entered into the Performance Commitment Agreement ("TCD"), for the approval of the Association Agreement concluded between the Company and CB on December 4, 2009 and amended on July 1, 2010, which aims to establish measures that:

(i)      prevent the unification of operations involving substantial elimination of competition;

(ii)     ensure conditions for the existence of effective competition in the markets affected by the transaction;

(iii)    ensure conditions for fast and efficient entry of competitors in these markets;

(iv)    ensure that the benefits of the association are distributed fairly among the participants on the one hand, and final consumers, on the other, those specific markets.

In order to fulfill the objectives of the TCD, the Via Varejo and its shareholders have a primary obligation to sell 74 stores, located in 54 municipal regions distributed in six States and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo on June 30, 2013 (3% on December 31, 2012).

CADE has supervised the obligations of the TCD, being Via Varejo subject to present data and information that the authority considers necessary.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information –Continued

h)     Performance Commitment Agreement -- Continued

Until the date of presentation of these interim financial statements, the Via Varejo had not completed the appraisal report the market value of assets as required by technical pronouncement CPC 31 (IFRS 5), and there was not a binding proposal for these stores. Management expects the Via Varejo is to conduct the sale of these assets by the year 2014.

The Via Varejo has not identified the necessity of recognizing, in the financial statements for the period ended June 30, 2013, the impairment assets related to the stores.

2.  Basis of preparation

The quarterly financial information comprises:

•         The consolidated quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board – IASB, and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of quarterly financial information; and

•         The parent company quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting, and presented in a manner consistent with the standards issued by CVM, applicable to the preparation of quarterly financial information.

The accounting practices adopted in Brazil include those in Brazilian corporate law and the pronouncements and technical guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by CVM.

The quarterly financial information has been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The items included in the quarterly financial information of the parent company and consolidated were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”), that is Real (“R$”), which is the reporting currency of these financial statements.

The Parent Company and Consolidated quarterly financial information for the six-month period ended June 30, 2013 was approved by the Board of Directors at July 19, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation

a)     Interest in subsidiaries, associates and joint operation:

	Investment interest - %
	06.30.2013		12.31.2012
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo S.A.	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	-	-	52.41

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation -- Continued

a)     Interest in subsidiaries. associates and joint operation: -- Continued

	Investment interest - %
	06.30.2013		12.31.2012
Subsidiaries:	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação de Bens Ltda.	-	52.40	-	52.41
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-Hub Consult. Particip. e Com. S.A.	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	-	-	52.41

Associates
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	43.22	-	43.22
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	43.22	-	43.22

Joint operation
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10

All interest were calculated considering the percentages held by the GPA or its subsidiaries. The consolidation not necessarily reflects these percentages, as some companies have shareholders’ agreement in which the Company has control and therefore allows the full consolidation.

b)    Subsidiaries

The consolidated quarterly financial information includes the financial information of all subsidiaries over which the Company exercises control directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidated, when applicable, considering the date in which control ceases.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.      Basis for consolidation – Continued

b)   Subsidiaries -- Continued

The quarterly financial information of the subsidiaries is prepared on the same closing date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the noncontrolling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated quarterly financial information, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the partnership.

ii.   Via Varejo

The Company holds 52.41% of Via Varejo’s capital, giving it control of this subsidiary by consolidating their full financial information. The Via Varejo concentrates activities of trade electronic products, operating under the brands “Pontofrio” and “Casas Bahia”. The Company also operates by its subsidiary Nova Pontocom, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com.br,  www.casabahia.com.br, www.barateiro.com.br and  www.partiuviagens.com.br.

On January 2, 2013 at the Extraordinary General Meeting, the incorporation of the subsidiary NCB by its parent company Via Varejo was approved. With the merger, there will be no impact on the consolidated quarterly financial information, in the capital or in equity. The net assets of incorporation were the subject of the appraisal report at book value on the date of incorporation.

The merger of NCB by Via Varejo aims to simplify the organizational structure and corporate companies, thus providing a reduction of administrative and operational costs.

iii.  Sendas

The Company directly or indirectly holds 100.00% of Sendas’ capital, which operates in the retail trade segment, mainly in the State of Rio de Janeiro.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

b)   Subsidiaries -- Continued

iv.  GPA M&P

In 2011, the Company began organizing the GPA M&P, a subsidiary in order to develop its real estate assets.

c) Associates - BINV and FIC

The Company’s investments in its associates Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”) and Banco Investcred Unibanco S.A. (“BINV”), both entities that finance sales directly to GPA and Via Varejo customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control, prevailing decisions related to the operational and financial management of BINV and FIC belongs to Itaú Unibanco.

The statement of income for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The profit sharing of associates is shown in the statement of income for the period as equity method results. The quarterly financial information of the associates are prepared for the same closing date as the Parent Company, and when necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the statement of income for the period.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

d)  Interest in joint operation – Bartira

The Company maintains an indirect interest joint operation named Bartira, in which GPA holds through its subsidiary NCB 25% and Klein Family through Casa Bahia Comercial Ltda. (“Casa Bahia”), holds 75% which entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint operation, it combines of each asset, liabilities, income and expenses of joint operations with similar items line by line in its consolidated quarterly financial information. The joint operations quarterly financial information are prepared for the same period and under the same accounting criteria adopted by the Company.

The main lines of Bartira’s condensed quarterly financial information are shown below, it should be noted that the Company proportionately consolidates 25% of Bartira:

	06.30.2013	12.31.2012

Current assets	133,196	157,196
Noncurrent assets	77,968	73,244
Total assets	211,164	230,440

Current liabilities	88,772	111,500
Noncurrent liabilities	19,964	16,440
Shareholders’ equity	102,428	102,500
Total liabilities and shareholders’ equity	211,164	230,440

	06.30.2013	06.30.2012
Income:
Net revenue from sales and/or services	268,960	230,390
Net income before income and social contribution taxes	4,000	11,466
Net income for the period	-	8,825

4.    Significant accounting policies

The main accounting policies adopted by the Company in the preparation of quarterly financial statements in the Company and Consolidated, are consistent with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2012, disclosed on February 19, 2013 and therefore should be read together.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

5. Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s quarterly financial information include the following standards and interpretations issued which the Company reasonably expects to have an impact on the disclosures, financial position or performance to be applicable at a future date. The Company intends to adopt those standards when they become effective:

IFRS 9 – Financial instruments - classification and measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment. The standard will be effective for annual periods beginning on January 1st. 2015, and the Company does not expect any significant impact as a result of the adoption

IASB issued clarifications on the IFRS rules and amendments. Follow, the main amendment as follow:

•                          IAS 16 – Property, plant and equipment - This improvement explains that the principal spare parts and equipment to provide services that meet the definition of assets are not part of the inventory.

•           IAS 32 – Financial instrument: Presentation -adds guidance on offsetting financial assets and financial liabilities whose amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not expect any significant impact as a result of the adoption.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s income (loss) or shareholders’ equity.

6.    Significant accounting judgements, estimates and assumptions

Judgements. estimates and assumptions

The preparation of the Company’s individual and consolidated quarterly financial information requires Management to make judgements, estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period, however, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgements, which have the most significant impact in the amounts recognized in the individual and consolidated quarterly financial information:

The significant assumptions and estimates for interim financial information for the period ended June 30, 2013 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2012, originally presented on February 19, 2013, and therefore, should be read together.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

7.    Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Cash on hand and in bank accounts		137,255	230,183	381,124	490,616

Financial investments:
Itaú BBA	101.7%	383,400	370,448	444,373	1,430,672
Itaú – Delta Fund	101.7%	10,885	706,458	545,865	1,831,692
Banco do Brasil	101.5%	136,778	722,665	675,810	1,376,813
Bradesco	100.2%	254,950	684,409	1,469,652	1,496,352
Santander	101.9%	96,125	61,744	500,884	62,692
CEF	101.0%	139,422	3,046	499,097	4,104
Votorantim	101.5%	99,618	2,196	176,091	5,850
Safra	101.1%	1,106	83,873	254,590	337,682
Credit Agricole	102.3%	30.000	-	60,000	-
Outros	(b)	3,548	25,309	29,765	49,778
		1,293,087	2,890,331	5,037,251	7,086,251

(a) Financial investments at June 30, 2013 and December 31, 2012 earn interest by the Interbank Deposit Certificate (“CDI”) rate per year.

 (b) Refer to automatic investments at the end of each month.

8. Trade accounts receivable

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Credit card companies (a)	107,057	146,114	314,017	421,384
Sales vouchers	77,449	124,845	113,844	181,253
Consumer finance – CDCI (b)	-	-	2,127,303	2,078,439
Credit sales with post-dated checks	1,835	2,537	3,210	4,004
Accounts receivable from wholesale customers	-	-	29,902	30,016
Private label credit card – interest-free payments in installments	28,498	22,356	28,491	22,360
Accounts receivable from related parties (Note 13 a))	68,153	192,430	2	-
Adjustment to present value (c)	-	-	(6,314)	(5,488)
Allowance for doubtful accounts (d)	-	(81)	(213,733)	(189,492)
Accounts receivable from suppliers	13,383	4,441	15,309	8,663
Others	-	-	88,891	94,940
Current	296,375	492,642	2,500,922	2,646,079

Consumer financing - CDCI	-	-	99,068	117,487
Allowance for doubtful accounts (d)	-	-	(8,076)	(8,988)
Others	-	-	7,999	-
Noncurrent	-	-	98,991	108,499

	296,375	492,642	2,599,913	2,754,578

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable -- Continued

a)  Credit card companies

Credit card sales are receivable from the credit card management companies. In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card payments related to the sale of goods and services are receivable in installments of up to 24 months, subsidiaries sell these receivables to banks or credit card companies without recourse or obligation related to obtaining working capital.

In view of the restructuring of receivables funds previously used for credit assignment of accounts receivable with credit cards, which are described in note 10, in the six months ended June 30, 2013, the Company and its subsidiaries sold its receivables from credit card issuers in the amount of R$13,742,179 to operators or banks directly, without any right of recourse or obligation related.

b) Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, are substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations, (see Note 19).

c)  Adjustment to present value

The discount rate used by the subsidiary Via Varejo, operations banner "Casas Bahia" considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the period of six months ended June 30, 2013 these rates averaged 0.66% per month (0.72% per month at June 30, 2012).

d)  Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

At the beginning of the period	(81)	-	(198,480)	(217,968)
Allowance for doubtful accounts	(41)	(442)	(212,483)	(324,720)
Recovered values	-	361	-	258
Recoveries and provision write-off	122	-	189,154	343,950
At the end of the period	-	(81)	(221,809)	(198,480)

Current	-	(81)	(213,733)	(189,492)
Noncurrent	-	-	(8,076)	(8,988)

Below we present the composition of accounts receivable on a gross basis by maturity period:

		Falling due	Past-due receivables
	Total		<30 days	30-60 days	61-90 days	>90 days
06.30.2013	2,821,722	2,542,767	134,396	53,985	36,065	54,509
12.31.2012	2,953,058	2,775,925	91,796	32,820	21,823	30,694

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

9. Other accounts receivable

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Accounts receivable related to sale from property and equipment	11,345	11,345	60,126	78,821
Cooperative allowance with vendors	-	-	11,618	51,939
Advances to suppliers	12,010	7,839	24,600	10,396
Amounts to be reimbursed	17,438	12,274	57,936	93,100
Trade accounts receivable from services	-	-	39,453	5,127
Rental receivable	11,214	13,110	15,616	17,630
Advances to payment and loans to employees	-	-	40,370	10,004
Accounts receivable - Paes Mendonça (a)	-	-	494,409	484,008
Others	2,153	2,313	48,358	26,849
	54,160	46,881	792,486	777,874

Current	26,055	21,141	227,543	221,477
Noncurrent	28,105	25,740	564,943	556,397

a)     Accounts receivable – Paes Mendonça

       Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these trade accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the trade accounts receivable is linked to the lease agreements, which expire in 2014.

10.   Receivables securitization fund

In order to change its policy of sales of receivables, the Company negotiated changes to its receivables funds, as follows:

a)     PAFIDC: There was a change in the bylaw of PAFIDC approved at the General Meeting of Shareholders of December 21, 2012, in which the Company no longer has interest or obligation to the Fund. The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated on December 26, 2012.

b)    Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed on December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and on December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas that had been completely redeemed, thus completing the process of liquidation of the Fund during the first quarter of 2013.

With this restructuring the Company and Via Varejo began carrying out the operation of discount of the receivables, as described in note 8 a).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Stores	1,232,877	1,288,127	3,446,864	2,890,345
Distribution centers	837,649	892,962	2,565,308	3,037,565
Inventories in construction (d)	-	-	172,280	172,280
Bonus in inventories (a)	(44,132)	(40,251)	(78,909)	(99,453)
Provision for obsolescence/shrinkage (b)	(4,317)	(8,141)	(37,286)	(53,126)
Present value adjustment (c)	-	-	(67)	(15,683)
	2,022,077	2,132,697	6,068,190	5,931,928

Current	2,022,077	2,132,697	5,895,910	5,759,648
Noncurrent	-	-	172,280	172,280

a)     Bonuses in inventories

The Company records bonuses received from vendors in the statement of income as the inventories, that gave rise to the bonuses are realized.

b)    Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

At the beginning of the period	(8,141)	(6,780)	(53,126)	(75,809)
Additions	(2,081)	(5,132)	(12,287)	(59,311)
Write-offs	5,905	3,771	28,127	81,994
At the end of the period	(4,317)	(8,141)	(37,286)	(53,126)

c)     Present value adjustment – Via Varejo

The adjustment to present value of inventories refers to the corresponding entry of the adjustment to present value of the trade accounts payable of the subsidiary Via Varejo. For the Company and other subsidiaries, Management did not record the present value adjustment since the operations are short term and it considers the effect of said adjustments to be irrelevant when compared to the financial statements taken as a whole.

d)    Inventories of real estate units under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Taxes on sales	82,554	63,389	683,273	609,977
State value-added tax on sales and services - ICMS recoverable (a)	35,684	41,637	589,687	575,236
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	46,870	21,752	93,586	34,741

Income tax	57,465	40,270	93,623	115,635
Financial investments	48,402	36,381	73,753	70,157
Other	9,063	3,889	19,870	45,478

Other	117,300	90,055	180,838	145,409
ICMS recoverable from property and equipment	1,413	-	14,167	23,175
ICMS tax substitution (a)	115,703	88,261	116,151	88,261
Social Security Contribution - INSS	-	-	29,834	29,338
Other	184	1,794	20,780	4,753
Adjustment to present value	-	-	(94)	(118)
Current	257,319	193,714	957,734	871,021

Taxes on sales	161,397	150,333	1,155,405	1,144,790
ICMS recoverable (a)	161,397	150,333	1,006,988	994,077
PIS/COFINS recoverable	-	-	148,417	150,713

Other	71,854	67,318	102,879	86,852
ICMS recoverable from property and equipment	-	-	16,996	6,679
Adjustment to present value	-	-	(573)	(680)
Social Security Contribution - INSS	71,854	67,318	86,456	80,853
Noncurrent	233,251	217,651	1,258,284	1,231,642

	490,570	411,365	2,216,018	2,102,663

(a) The full ICMS realization of this value over the next five years will occur as follows:

	Parent Company	Consolidated
Up to one year	152,800	719,911
2014	46,805	286,064
2015	56,489	373,598
2016	45,191	290,611
2017	12,912	73,138
	314,197	1,743,322

Management expects to hold these loans in their normal operations, based on a technical feasibility study on the future realization of the ICMS tax, considering the expected future offset of debits arising from the operations, in using the main variables of their business. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties

a)     Sales, purchases of goods, services and other operations:

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Customers
Subsidiaries:
Novasoc Comercial	29,595	41,395	-	-
Sé Supermercados	4,683	91,009	-	-
Sendas Distribuidora	28,481	55,121	-	-
Barcelona	2,946	1,865	-	-
Via Varejo	1,328	1,858	-	-
Nova Pontocom (xii)	1,092	1,182	-	-
Xantocarpa	28	-	-
Other related parties:
Indigo Distribuidora	-	-	2	-
	68,153	192,430	2	-
Suppliers
Subsidiaries:
Novasoc Comercial	10,953	14,627	-	-
Sé Supermercados	441	4,526	-	-
Sendas Distribuidora	23,247	12,883	-	-
Barcelona	1,808	2,809	-	-
Xantocarpa	420	590	-	-
Via Varejo	905	1,936	-	-
Nova Pontocom (xii)	718	1,127	-	-
Associated:
FIC	9,049	10,905	10,737	13,673
Dunnhumby (xiv)	-	20	-	20
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	22,955	35,984
Other related parties:
Diniz Group (iii)	1,618	-	1,721	-
Globalbev Bebidas e Alimentos	1,553	2,418	1,766	3,949
Globalfruit	753	759	753	759
BMS Import	-	1,200	-	1,976
Bravo Café	245	212	245	213
Fazenda da Toca Ltda (xv)	298	548	393	560
Sykué Geração de Energia	-	127	-	341
Indigo Distribuidora	152	373	152	381
	52,160	55,060	38,722	57,856

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Sales
Subsidiaries:
Novasoc Comercial (ix)	171,846	169,094	-	-
Sé Supermercados (ix)	25,828	400,764	-	-
Sendas Distribuidora (ix)	168,564	171,195	-	-
Barcelona (ix)	-	616	-	-
Via Varejo S.A. (ix)	234	-	-	-
Nova Pontocom (xii)	287	-
Nova Casa Bahia	176	9	-	-
	366,935	741,678	-	-
Purchases
Subsidiaries:
Novasoc Comercial (ix)	2,718	4,694	-	-
Sé Supermercados (ix)	142	5,185	-	-
Sendas Distribuidora (ix)	113,287	21,320	-	-
Nova Pontocom (xiii)	-	19	-	-
e-Hub Cons. Part. e Com. S.A.	920	229	-	229
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)		-	260,443	171,635
Other related parties:
Globalbev Bebidas e Alimentos	2,274	5,298	2,589	6,653
Globalfruit	1,319	-	1,319	-
Bravo Café	458	797	458	800
Sykué Geração de Energia	3,468	2,763	7,400	7,162
Fazenda da Toca Ltda. (xv)	1,650	2,529	2,107	2,865
Indigo Distribuidora	731	-	884	-
	126,967	42,834	275,200	189,344

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties –Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Assets
Controller:
Casino (i)	930	6,258	-	6,258
Subsidiaries:
Novasoc (ix)	69,687	56,046	-	-
Sendas Distribuidora (ix)	44,936	1,262,060	-	-
Xantocarpa	22,184	21,069	-	-
Barcelona (ix)	105,000	-
Nova Pontocom (xii)	240,890	24,557	-	-
GPA M&P	23,581	20,501	-	-
Vancouver (xxi)	26,363	83,848	-	-
Via Varejo	555	806	-	-
Gas Station Duque - Salim Maluf (ix)	662	453	-	-
Gas Station GPA - Santo André (ix)	329	170	-	-
Gas Station Duque – convenience store (ix)	140	109	-	-
Gas Station GPA – Império (ix)	949	477	-	-
Gas Station Duque – Lapa (ix)	471	343	-	-
Gas Station GPA – Ciara (ix)	559	340	-	-
Outros	37	8	-	-
Other related parties:
Casa Bahia Comercial Ltda. (v)	-	-	127,448	103,236
Management of Nova Pontocom (vi)	39,886	37,082	39,886	37,082
Audax SP (x)	22,805	22,335	22,805	22,335
Audax Rio (x)	-	3	7,161	6,957
Rede Duque (xxiii)	-	-	158	472
Other	2,020	2,082	2,013	2,080
	602,004	1,538,567	199,471	178,420
Liabilities
Subsidiaries:
Sé Supermercados (ix)	1,343,279	1,246,051	-	-
Barcelona (ix)	482,072	621,580	-	-
Via Varejo (xi)	356,256	332,609	-	-
Bellamar	16,866	14,283	-	-
P.A. Publicidade	14,210	11,775	-	-
Associated:
FIC (iv)	13,592	4,033	13,548	1,742
Joint operation:
Indústria de Móveis Bartira Ltda. (xiv)	-	-	22,913	62,439
Other related parties:
Fundo Península (ii)	12,165	15,756	12,481	16,218
	2,238,440	2,246,087	48,942	80,399

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties – Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

Statement of income	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Controllers:
Casino (i)	(2,704)	(2,802)	(2,704)	(2,802)
Wilkes Participações (xx)	(958)	(1,239)	(958)	(1,239)
Subsidiaries:
Novasoc Comercial (ix)	4,546	4,256	-	-
Sé Supermercados (ix)	1,216	10,782	-	-
Sendas Distribuidora (ix)	25,827	15,386	-	-
Associated:
FIC (iv)	8,794	(399)	9,016	(2,204)
Dunnhumby (xiv)	(195)	-	(195)
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)		-	-	139
Other related parties:
Fundo Península (ii)	(74,755)	(71,982)	(78,432)	(76,014)
Diniz Group (iii)	(9,761)	(9,190)	(10,388)	(9,190)
Sykué Consultoria em Energia Ltda. (viii)	(127)	(318)	(241)	(737)
Casa Bahia Comercial Ltda. (v)	-	-	(98,286)	(72,417)
Management of Nova Pontocom (vi)	1,303	1,571	1,303	1,571
Axialent Consultoria (xxii)	-	(569)	-	(569)
Habile Segurança e Vigilância Ltda (xix)	-	-	(4,673)	-
Pão de Açúcar S.A. Indústria e Comércio (xviii)	(516)	-	(516)	-
Audax SP (x)	(8,637)	(10,088)	(8,638)	(10,030)
Audax Rio (x)	(1,618)	(966)	(5,491)	(5,155)
Other (ix)	-	(4,200)	-	(4,199)
	(57,585)	(69,678)	(200,203)	(182,846)

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

i.     Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2,727 thousand, it transfers administrative and financial expertise. This agreement is effective for seven years, with automatic renewal for an indeterminate term. As of the seventh year, the annual payment will total US$1,818 thousand. This agreement was approved by the Extraordinary General Meeting held on August 16, 2005.

ii.   Fundo Península: 60 real estate lease agreements with the Company, 1 property with Novasoc and 1 property with Barcelona.

iii.  Diniz Group: lease of 15 properties to the Company and 2 properties to Sendas.

iv.  FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations – Continued

v.   Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and Casa Bahia Comercial, which guarantees to Via Varejo the right to be reimbursed by Casa Bahia for certain contingencies recognized that may be payable by Via Varejo as from June 30, 2010 (see xi).

Additionally, Via Varejo and its subsidiary NCB have lease agreements for distribution centers and commercial and administrative buildings entered into under specific conditions with the Management of Casa Bahia Comercial.

vi.  Management of Nova Pontocom: in November 2010, in the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management a loan amounting to R$10,000 and entered into a swap agreement in the amount of R$20,000, both maturing on January 8, 2018 and duly restated.

vii. Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units.

viii.       Sykué Consultoria em Energia Ltda: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and ONS.

ix.  Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

x.   Audax: loans to the football clubs Audax SP and Audax RJ, in addition to the financial support in training professional athletes.

xi.  Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as from June 30, 2010 (see v), as well as the business mandate.

xii. Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

xiii.   Indústria de Móveis Bartira Ltda.: amounts arising from infrastructure expenses and the purchase and sale of goods.

xiv.   Dunnhumby: information management service agreement.

xv. Fazenda da Toca Ltda.: contract for the supply of organic eggs, conventional oranges and organic juices, etc.

xvi.   Duque Comércio e Participações Ltda. and Posto de Serviços 35 Ltda.: agreement for quota call and put options (Posto Vereda Tropical, Rebouças and Barueri), see note 15 (ii).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations -- Continued

xvii.  Flyligth: aircraft lease agreement.

xviii. Pão de Açúcar S.A. Indústria e Comércio: equipment lease agreement.

xix.   Habile Segurança e Vigilância Ltda: to Via Varejo through its subsidiary Nova Casa Bahia S.A., conducted security services operations.

xx.    Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

xxi.   Vancouver:  amounts transferred by the parent company for future capital increase.

xxii.  Axialent Consultoria: human resources advisory service agreement.

xxiii. Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

b)    Management and Fiscal Council’s remuneration

The expenses related to the remuneration of senior management (officers appointed pursuant to the Bylaws, the Board of Directors), recorded in the consolidated statement of income for the period of six months ended June 30, 2013 and 2012, were as follows:

In relation to total remuneration at June 30, 2013
	Remuneration	Variable remuneration	Stock option plan	Total
Board of Directors (*)	3,428	-	-	3,428
Directors	6,494	9,912	5,528	21,934
Fiscal council	252	-	-	252
	10,174	9,912	5,528	25,614

In relation to total remuneration at June 30, 2012
	Remuneration	Variable remuneration	Stock option plan	Total
Board of Directors (*)	4,115	-	-	4,115
Directors	12,080	17,018	8,488	37,586
Fiscal council	408	-	-	408
	16,603	17,018	8,488	42,109

(*) Remuneration according to the number of attendances in the meeting.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2012	2,777,804	357,222	92,117	1,548,595	31,985	820,657	698,954	199,538	154,755	16,200	38,700	6,736,527
Addition	-	1,100,000	-	-	-	-	-	-	-	-	58,750	1,158,750
Equity pickup	1,882	20,785	(5,569)	108,971	(10,328)	(26,263)	25,808	9,827	(1,146)	(18)	7,851	131,800
Dividends receivable	-	-	(1,200)	-	-	-	(21,880)	-	-	-	-	(23,080)
Gain in equity interest	-	-	-	233	94	-	-	-	-	-	-	327
Balances at 06.30.2013	2,779,686	1,478,007	85,348	1,657,799	21,751	794,394	702,882	209,365	153,609	16,182	105,301	8,004,324

(*) In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

	Consolidated
	FIC (ii)	BINV	Bartira (i)	Other	Total
Balances at 12.31.2012	256,350	18,744	86,872	463	362,429

Equity pickup	12,515	262	-	-	12,777
Dividends receivable	(1,029)	(200)	-	-	(1,229)
Balances at 06.30.2013	267,836	18,806	86,872	463	373,977

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

a)      Breakdown of investments -- Continued

(i)   Surplus value of investment held in Bartira

It refers to the measurement of the investment currently held by Via Varejo of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia.

This asset was subject to impairment testing under the same calculation criteria of goodwill on investments; therefore, it is not necessary to record a provision for impairment.

(ii)  FIC

FIC’s summarized financial statements are as follows:

	Consolidated
	06.30.2013	12.31.2012

Current assets	3,205,153	3,384,723
Noncurrent assets	46,033	43,171
Total assets	3,251,186	3,427,894

Current liabilities	2,572,870	2,768,570
Noncurrent liabilities	18,196	18,710
Shareholders’ equity	660,120	640,614
Total liabilities and shareholders’ equity	3,251,186	3,427,894

	06.30.2013	06.30.2012
Operating results:
Revenues	420,442	466,342
Operating income	36,913	18,738
Net income (loss) in the period	19,506	10,168

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

15.     Business combinations

Acquisition of Rede Duque

Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver, in exchange for payment based on these gas stations’ results.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

On May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)    Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations), with monthly net revenue since the acquisition of R$25,686 and loss of R$1,299.

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part of the payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Provisional identification of the fair value of identifiable acquired assets and liabilities

The Company provisionally identified the fair value of identifiable assets and liabilities acquired from Rede Duque on the business combination date and the acquired entities’ net assets total R$3,129.

Goodwill resulting from the acquisition

In the period ended June 30, 2013, the Company completed the allocation of the purchase price and measurement of goodwill previously measured on a temporary basis, is permanently recorded by the Company.

As a result of: (i) measurement of total consideration transferred for the acquisition of control of the gas stations; and (ii) measurement of the identifiable assets and liabilities at fair value, the Company recorded goodwill in the amount of R$38,702.

ii)   Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between the Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

ii)   Partnership of the three gas stations -- Continued

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments. The Company also has a put option, whereby it may demand that Rede Duque purchase its shares under the same terms above if the call option is not exercised.

If the call and put options expire, Vancouver will be able to acquire the shares of the Partnership Gas Stations’ capital owned by Rede Duque for one Real (R$1) plus dividends for the one-year partnership period.

The amount of R$54,276 is recorded as a financial instrument at its realization amount, which is the fair value of the interest in the partnership gas stations, see note 20 f.

16. Property and equipment

a)     Parent Company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	06.30.2013

Land	1,157,286	66,500	-	(4,900)	(1,943)	1,216,943
Buildings	1,965,952	5,912	(31,051)	(369)	-	1,940,444
Leasehold improvements	1,389,317	240	(50,098)	(464)	108,573	1,447,568
Machinery and equipment	685,486	98,513	(60,448)	(7,275)	2,777	719,053
Installations	137,335	6,329	(6,866)	(27)	7,255	144,026
Furniture and fixtures	261,766	34,791	(18,031)	(1,365)	(235)	276,926
Vehicles	20,045	3,066	(2,378)	(4,648)	-	16,085
Construction in progress	110,317	102,088	-	(87)	(115,044)	97,274
Other	38,257	7,827	(5,503)	-	(4,083)	36,498
	5,765,761	325,266	(174,375)	(19,135)	(2,700)	5,894,817

Financial leasing
Hardware	30,330	-	(6,012)	-	-	24,318
Buildings	20,663	-	(536)	-	-	20,127
	50,993	-	(6,548)	-	-	44,445
Total	5,816,754	325,266	(180,923)	(19,135)	(2,700)	5,939,262

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

a)     Parent Company: -- Continued

	Balances as of 06.30.2013			Balances as of 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,216,943	-	1,216,943	1,157,286	-	1,157,286
Buildings	2,753,740	(813,296)	1,940,444	2,748,229	(782,277)	1,965,952
Leasehold improvements	2,528,096	(1,080,528)	1,447,568	2,419,833	(1,030,516)	1,389,317
Machinery and equipment	1,617,550	(898,497)	719,053	1,541,610	(856,124)	685,486
Installations	346,138	(202,112)	144,026	333,717	(196,382)	137,335
Furniture and fixtures	639,540	(362,614)	276,926	610,406	(348,640)	261,766
Vehicles	25,384	(9,299)	16,085	30,208	(10,163)	20,045
Construction in progress	97,274	-	97,274	110,317	-	110,317
Other	85,917	(49,419)	36,498	82,187	(43,930)	38,257
	9,310,582	(3,415,765)	5,894,817	9,033,793	(3,268,032)	5,765,761

Financial leasing
Hardware	58,704	(34,386)	24,318	58,703	(28,373)	30,330
Buildings	34,446	(14,319)	20,127	34,447	(13,784)	20,663
	93,150	(48,705)	44,445	93,150	(42,157)	50,993
Total	9,403,732	(3,464,470)	5,939,262	9,126,943	(3,310,189)	5,816,754

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	06.30.2013

Land	1,264,764	151,838	-	(4,900)	(2,084)	1,409,618
Buildings	2,056,430	7,495	(33,176)	(152)	(3,276)	2,027,321
Leasehold improvements	2,243,860	128,658	(82,455)	(2,314)	198,866	2,486,615
Machinery and equipment	1,107,678	157,471	(113,016)	(27,430)	87,714	1,212,417
Installations	285,334	17,229	(14,959)	48	6,741	294,393
Furniture and fixtures	494,371	66,228	(31,654)	(1,575)	(45,758)	481,612
Vehicles	229,790	5,279	(10,412)	(17,004)	(14,380)	193,273
Construction in progress	204,631	241,013	-	(209)	(251,816)	193,619
Other	79,531	16,787	(11,021)	(6)	(4,193)	81,095
	7,966,389	791,998	(296,693)	(53,542)	(28,186)	8,379,963

Financial leasing
IT equipment	23,220	-	(1,359)	-	(318)	21,543
Hardware	79,256	792	(15,473)	-	1,529	66,104
Installations	1,045	-	(44)	-	-	1,001
Furniture and fixtures	8,736	-	(518)	(2)	186	8,402
Vehicles	10,252	-	18	(4,332)	(1,583)	4,358
Buildings	25,600	-	(728)	-	-	24,872
	148,109	792	(18,104)	(4,334)	(186)	126,280
Total property and equipment	8,114,498	792,790	(314,797)	(57,876)	(28,372)	8,506,243

The column transfers are mainly impacted by: (i) the acquisition of intangible assets that remain in progress until capitalization; and (ii) transfer of property in the amount of R$25,913 relating to the assets of the stores to be sold, see note 1 h).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

c)     Consolidated:  -- Continued

	Balances as of 06.30.2013			Balances as of 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,409,618	-	1,409,618	1,264,764	-	1,264,764
Buildings	2,901,890	(874,569)	2,027,321	2,906,108	(849,678)	2,056,430
Leasehold improvements	4,007,849	(1,521,234)	2,486,615	3,698,557	(1,454,697)	2,243,860
Machinery and equipment	2,468,888	(1,256,471)	1,212,417	2,243,454	(1,135,776)	1,107,678
Installations	586,934	(292,541)	294,393	567,033	(281,699)	285,334
Furniture and fixtures	965,999	(484,387)	481,612	981,198	(486,827)	494,371
Vehicles	263,055	(69,782)	193,273	300,629	(70,839)	229,790
Construction in progress	193,619	-	193,619	204,631	-	204,631
Other	163,882	(82,787)	81,095	152,264	(72,736)	79,528
	12,961,734	(4,581,771)	8,379,963	12,318,638	(4,352,252)	7,966,386

Financial leasing
IT equipment	36,503	(14,960)	21,543	37,051	(13,831)	23,220
Hardware	213,498	(147,394)	66,104	152,194	(72,938)	79,256
Installations	1,859	(858)	1,001	1,859	(814)	1,045
Furniture and fixtures	15,160	(6,758)	8,402	14,897	(6,161)	8,736
Vehicles	6,550	(2,192)	4,358	12,800	(2,545)	10,255
Buildings	43,403	(18,531)	24,872	43,401	(17,801)	25,600
	316,973	(190,693)	126,280	262,202	(114,090)	148,112
Total property and equipment	13,278,707	(4,772,464)	8,506,243	12,580,840	(4,466,342)	8,114,498

c)     Guarantees

At June 30, 2013 and December 31, 2012, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 24 (h).

d)    Capitalized borrowing costs

The amount of the borrowing costs for the period ended of June 30, 2013 was R$9,612 (R$8,186 at June 30, 2012). The rate used to determine the borrowing costs eligible for capitalization was 107.63% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions in the property and equipment

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Additions (i)	325,266	385,003	792,790	565,516
Financial lease (ii)	-	-	(792)	(2,656)
Capitalized interest	(6,972)	(7,518)	(9,612)	(8,186)
Real estate financing	1,392	-	(14,108)	-
Total	319,686	377,485	768,278	554,674

(i)      The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

e) Additions in the property and equipment -- Continued

(ii)        In the statements of cash flows it was decreased from assets additions made in the period ended of June 30, 2013, totaling R$14,900 (R$2,656 at June 30, 2012), Parent Company and Consolidated, the acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition.

f) Other information

At June 30, 2013, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the parent company amount of R$18,094 (R$16,382 at June 30, 2012) and consolidated amount of R$36,666 (R$40,381 at June 30, 2012) referring to the depreciation of its fleet of trucks, equipment, buildings and installations related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require separate provision for nonrecovery on June 30, 2013.

17.   Intangible assets

a)     Parent company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	06.30.2013

Goodwill - home appliance	183,781	-	-	-	(8,853)	174,928
Goodwill – retail	355,412	-	-	-	-	355,412
Commercial rights – retail (e)	34,902	-	-	-	-	34,902
Software and implantation (h)	534,021	29,232	(36,914)	(7)	(5)	526,327
	1,108,116	29,232	(36,914)	(7)	(8,858)	1,091,569

	Balances as of 06.30.2013			Balances as of 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliance	174,928	-	174,928	183,781	-	183,781
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail (e)	34,902	-	34,902	34,902	-	34,902
Software and implantation (h)	852,653	(326,326)	526,327	823,449	(289,428)	534,021
	2,136,473	(1,044,904)	1,091,569	2,116,122	(1,008,006)	1,108,116

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	06.30.2013

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliance	296,607	-	-	-	(8,853)	287,754
Goodwill – retail	746,965	-	-	-	-	746,965
Brand– cash and carry (d)	38,639	-	-	-	-	38,639
Brand– home appliance (d)	2,015,259	-	-	-	-	2,015,259
Commercial rights – home appliance (e)	608,297	-	(3,982)	-	(16,843)	587,472
Commercial rights – retail (e)	34,902	-	-	-	-	34,902
Commercial rights - cash and carry (e)	10,000	-	-	-	-	10,000
Customer relationship – home appliance	12,280	-	(3,141)	-	-	9,139
Advantageous furniture supply agreement – Bartira (f)	61,194	-	(36,869)	-	-	24,325
Lease agreement –stores under advantageous condition – NCB (g)	149,138	-	(23,191)	-	-	125,947
Software (h)	640,708	58,649	(44,721)	(7)	(42)	654,587
Total Intangible	4,975,556	58,649	(111,904)	(7)	(25,738)	4,896,556

The column Transfer is impacted by the amount of R$25,696 on the goodwill and commercial rights home appliance, respectively, of the stores to be sold, see note 1 h).

	Balances as of 06.30.2013			Balances as of 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliance	287,754	-	287,754	296,607	-	296,607
Goodwill – retail	1,848,402	(1,101,437)	746,965	1,848,402	(1,101,437)	746,965
Brand– cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brand – home appliance (d)	2,015,259	-	2,015,259	2,015,259	-	2,015,259
Commercial rights – home appliance (e)	642,344	(54,872)	587,472	663,565	(55,268)	608,297
Commercial rights – retail (e)	34,902	-	34,902	34,902	-	34,902
Commercial rights - cash and carry (e)	10,000	-	10,000	10,000	-	10,000
Customer relationship– home appliance	34,268	(25,129)	9,139	34,268	(21,988)	12,280
Advantageous furniture supply agreement – Bartira (f)	221,214	(196,889)	24,325	221,214	(160,020)	61,194
Lease agreement –stores under advantageous condition – NCB (g)	256,103	(130,156)	125,947	256,104	(106,966)	149,138
Software (h)	1,062,156	(407,569)	654,587	1,003,604	(362,896)	640,708
Total Intangible	6,822,049	(1,925,493)	4,896,556	6,793,572	(1,818,016)	4,975,556

c) Impairment testing of goodwill and intangible assets

The goodwill and intangible assets are annually tested for impairment as of December 31, 2012 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2012, released on February 19, 2013.

As a result of the impairment tests conducted in 2011, and because no evidence of nonrecovery in June 30, 2013, the Company did not recognize losses for impairment. For the year ending December 31, 2013, Company’s Management will perform impairment tests for all goodwill and intangible assets recognized until this date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

d) Tradenames

The cash and carry tradename refers to “ASSAI” and the home appliances tradenames refer to “PONTO FRIO” and “CASAS BAHIA”. These tradenames were recorded during the business combinations made with the companies that owned the rights over the tradenames.

The value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

e) Commercial rights

The funds were allocated to the Cash Generating Units - CGUs. The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2012 and adjustments have not been identified.

f)   Advantageous supply agreement – Bartira

The Via Varejo has exclusive supply contract with Bartira. This contract present advantageous condition in the acquisition of furniture for resale, compared the margins established in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013. This intangible were submitted to impairment test according to the same calculation criteria used in goodwill, a provision for impairment is not necessary.

g)  Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the contract of association. This intangible underwent recovery test using the same criteria calculation performed for goodwill on investments, it is not necessary to record a provision for impairment.

h)  Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

18.   Supliers

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Merchandise suppliers	1,885,857	2,142,033	5,811,177	5,820,514
Service suppliers	323,416	649,364	538,073	947,805
Commercial agreements (a)	(344,850)	(434,018)	(500,256)	(562,886)
Other suppliers	-	-	15,301	55,601
Present value adjustment	-	-	(7,723)	(20,678)
	1,864,423	2,357,379	5,856,572	6,240,356

a)      It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers.

19.   Loans and financings

a)      Debt breakdown

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Debentures (i)
Debentures	1,021,828	554,918	1,034,900	674,003
Swap contracts (c). (g)	-	(206)	-	(206)
Funding cost	(5,551)	(4,756)	(6,149)	(5,353)
	1,016,277	549,956	1,028,751	668,444
Local currency
BNDES (e)	90,597	90,863	111,034	113,236
IBM	-	-	1,700	5,100
Working capital (c)	723,488	154,896	737,600	155,196
Direct consumer credit – CDCI (c) (d)	-	-	2,463,160	2,498,997
Financial leasing (note 25)	43,825	66,863	58,755	83,054
Swap contracts (c). (g)	(22,535)	(11,210)	(22,535)	(11,210)
Funding cost	(5,218)	(5,983)	(6,526)	(7,290)
	830,157	295,429	3,343,188	2,837,083
Foreign currency
Working capital (c)	232,342	592,470	285,283	723,140
Swap contracts (c). (g)	(70,090)	(18,874)	(82,004)	(17,387)
Funding cost	-	(129)	-	(129)
	162,252	573,467	203,279	705,623
Total current	2,008,686	1,418,852	4,575,218	4,211,150

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings—Continued

a)     Debt breakdown—Continued

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Debentures (i)
Debentures	2,100,000	2,948,000	2,900,000	3,748,000
Funding cost	(3,549)	(5,889)	(4,009)	(6,647)
	2,096,451	2,942,111	2,895,991	3,741,353
Local currency
BNDES (e)	224,242	269,090	230,943	283,141
Working capital (c)	910,870	1,435,568	1,280,870	1,806,566
Direct consumer credit – CDCI (c) (d)	-	-	108,436	130,338
Financial leasing (note 25)	139,657	138,066	155,403	162,537
Swap contracts (c). (g)	(12,175)	(35,221)	(12,175)	(35,221)
Funding cost	(5,513)	(6,914)	(6,122)	(8,172)
	1,257,081	1,800,589	1,757,355	2,339,189

Foreign currency
Working capital (c)	-	211,092	-	258,811
Swap contracts (c). (g)	-	(50,456)	-	(58,249)
	-	160,636	-	200,562

Total noncurrent	3,353,532	4,903,336	4,653,346	6,281,104

b)   Maturity schedule of loans and borrowings recorded in noncurrent liabilities.

Year	Parent Company	Consolidated
2014	256,040	692,539
2015	2,565,947	3,420,703
2016	116,724	117,390
After 2016	423,883	432,845
Subtotal	3,362,594	4,663,477

Funding cost	(9,062)	(10,131)

Total	3,353,532	4,653,346

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

c)   Financing of working capital, swap and direct consumer credit - CDCI

		Parent Company		Consolidated
Debt	Rate*	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Local currency
Banco do Brasil	11.82% per year	530,574	524,175	530,574	524,175
Banco do Brasil	100.61% of CDI	734,579	710,074	2,253,684	1,997,047
Bradesco	112.26% of CDI	-	-	551,237	887,730
HSBC	2,08% per year	-	-	128	-
Safra	111.20% of CDI	369,205	356,215	1,254,443	1,182,145
		1,634,358	1,590,464	4,590,066	4,591,097
Current		723,488	154,896	3,200,760	2,654,193
Noncurrent		910,870	1,435,568	1,389,306	1,963,904

Foreign currency
Citibank	(Libor + 1.45%) per year	-	-	52,941	48,121
Itaú BBA	US$ + 3.48% per year	230,894	597,583	230,894	597,583
Santander	US$ + 0.65% per year	1,448	1,936	1,448	132,204
HSBC	US$ + 2.40% per year	-	204,043	-	204,043
		232,342	803,562	285,283	981,951
Current		232,342	592,470	285,283	723,140
Noncurrent		-	211,092	-	258,811

Swap contracts
Citibank	105.0% of CDI	-	-	(11,914)	(7,145)
Itaú BBA	100.0% of CDI	(70,090)	(34,067)	(70,090)	(34,067)
Banco do Brasil	102.65%of CDI	(34,710)	(46,432)	(34,710)	(46,432)
Santander	110.7% of CDI	-	-	-	839
Unibanco	104.96% of CDI	-	(206)	-	(206)
HSBC	99.00% of CDI	-	(35,262)	-	(35,262)
		(104,800)	(115,967)	(116,714)	(122,273)
Current		(92,625)	(30,290)	(104,539)	(28,803)
Noncurrent		(12,175)	(85,677)	(12,175)	(93,470)

		1,761,900	2,278,059	4,758,635	5,450,775

         * Weighted average rate per year.

The resources for financing working capital are raised from local financial institutions denominated in foreign or local currency.

d)    Direct consumer credit - CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution. Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are charged 112.18% of the CDI. In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings-- Continued

e) BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	06.30.2013	12.31.2012	06.30.2013	12.31.2012

TJLP + 2.3%	48	Jun/08	Jun/13	-	-	-	1,376
4.5% per year	24	Sep/09	Nov/14	-	-	19	26
TJLP + 3.6%	60	Jul/10	Dec/16	286,988	328,120	286,988	328,120
4.5% per year	60	Feb/11	Dec/16	27,851	31,833	27,851	31,833
TJLP + 1.9%	30	May/11	Jun/14	-	-	11,283	16,930
TJLP + 1.9% per year + 1% per year	30	May/11	Jun/14	-	-	4,837	7,258
TJLP + 3.5% per year + 1% per year	30	May/11	Jun/14	-	-	4,033	6,052
TJLP + 2.5% per year	24	Sep/12	Aug/15	-	-	5,015	4,782
2.5% per year	96	Jun/13	Jan/13	-	-	1,951	-
				314,839	359,953	341,977	396,377

Current				90,597	90,863	111,034	113,236
Noncurrent				224,242	269,090	230,943	283,141

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES) are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the funding cost, to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table above.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

At June 30, 2013, the Company was in compliance with the aforementioned clauses.

f)    Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM at the amount of R$33,500.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in note 20. The CDI annual benchmark rate at June 30, 2013 was 7.20% (8.40% at December 31, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings- Continued

h) Debentures

				Date				Parent Company		Consolidated
	Type	Issue value	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Parent Company
6th Issue – 1st Series - GPA	No preference	540.000	54.000	03/01/07	03/01/13	CDI + 0.5%	-	-	184,278	-	184,278
6th Issue – 2ndSeries - GPA	No preference	239.650	23.965	03/01/07	03/01/13	CDI + 0.5%	-	-	81,782	-	81,782
6th issue – 1st and 2nd Series – GPA	Interest rate swap	779.650	-	03/01/07	03/01/13	104.96% CDI	-	-	(206)	-	(206)
8th Issue – Single series - GPA	No preference	500.000	500	12/15/09	12/15/14	109.5% of CDI	602	300,874	401,042	300,874	401,042
9th Issue – Single series – GPA	No preference	610.000	610	01/05/11	01/05/14	107.7% of CDI	1,270	775,668	748,000	775,668	748,000
10th Issue – Single series- GPA	No preference	800.000	80.000	12/29/11	06/29/15	108.5% of CDI	10	829,563	873,669	829,563	873,669
11 st Issue – Single series- GPA	No preference	1.200.000	120.000	05/02/12	11/02/15	CDI + 1%	10	1,215,723	1,214,147	1,215,723	1,214,147
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400.000	40.000	02/17/12	07/30/15	CDI + 1%	10	-	-	413,072	413,624
1st Issue – Single series – Nova Pontocom	No preference	100.104	100.000	04/25/12	04/25/13	105.35% of CDI	-	-	-	-	105,461
1st Issue – 1st Series – NCB	No preference	200.000	20.000	06/29/12	12/29/14	CDI +0.72%	10	-	-	200,000	200,000
1st Issue – 2nd Series – NCB	No preference	200.000	20.000	06/29/12	01/29/15	CDI + 0.72%	10	-	-	200,000	200,000
Funding fees								(9,100)	(10,645)	(10,158)	(12,000)
								3,112,728	3,492,067	3,924,742	4,409,797
Current								1,016,277	549,956	1,028,751	668,444
Noncurrent								2,096,451	2,942,111	2,895,991	3,741,353

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

h) Debentures  -- Continued

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2012	459,075	4,409,797

Interest accrued and swap	-	118,545
Amortization	(177,965)	(603,600)
At 06.30.2013	281,110	3,924,742

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th  issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, and (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months. NCB, incorporated by Via Varejo, and Nova Pontocom issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing of Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity, and (ii) consolidated net debt / EBITDA ratio lower than or equal to 3.25 (effective on June 30, 2013 was 0.40). At June 30, 2013, GPA was in compliance with these ratios.

.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of said risks.  Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,293,087	2,890,331	1,293,087	2,890,331
Accounts receivable	350,535	539,523	350,535	539,523
Related parties, assets (*)	602,004	1,538,567	602,004	1,538,567
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(2,238,440)	(2,246,087)	(2,238,440)	(2,246,087)
Trade accounts payable	(1,864,423)	(2,357,379)	(1,864,423)	(2,357,379)
Debentures	(3,112,728)	(3,492,067)	(3,113,238)	(3,495,985)
Loans and financing	(1,602,104)	(1,631,170)	(1,671,651)	(1,723,551)
Accounting for hedging – fair value through income
Loans and financing	(647,386)	(1,198,951)	(647,386)	(1,198,951)
Net exposure	(7,219,455)	(5,957,233)	(7,289,512)	(6,053,532)

	Consolidated
	Carrying amount		Fair value
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	5,037,251	7,086,251	5,037,251	7,086,251
Financial investments measured at fair value	23,111	-	23,111	-
Accounts receivable	3,392,399	3,532,452	3,395,585	3,532,452
Related parties, assets (*)	199,471	178,420	199,471	178,420
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(48,942)	(80,399)	(48,942)	(80,399)
Trade accounts payable	(5,856,572)	(6,240,356)	(5,856,572)	(6,240,356)
Debentures	(3,924,742)	(4,409,797)	(3,924,967)	(4,409,797)
Loans and financing	(4,231,263)	(4,342,993)	(4,352,621)	(4,342,993)
Accounting for hedging – fair value through income
Option to put/call	361,015	359,057	361,015	359,057
Loans and financings	(1,072,559)	(1,739,464)	(1,072,431)	(1,739,464)
Net exposure	(6,120,831)	(5,656,829)	(6,239,100)	(5,656,829)

(*) Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

The fair value of other financial instruments described in note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in note 20 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•      Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (see note 7).

•      Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.05% at June 30, 2013 (0.10% at December 31, 2012).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•       Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their commercial establishments. In this modality of sale, the subsidiary has ultimate responsibility for the settlement of the loans and the credit risk of the operation.

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, transforming the cost of debt into currency and domestic interest rates.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period of six months ended at June 30, 2013.

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Loans and financings	5,362,218	6,322,188	9.228.564	10,492,254
(-) Cash and cash equivalents	(1,293,087)	(2,890,331)	(5.037.251)	(7,086,251)
Net debt	4,069,131	3,431,857	4.191.313	3,406,003

Shareholders’ equity	8,773,930	8,494,725	11.420.959	11,067,951

Shareholders’ equity and net debt	12,843,061	11,926,582	15.612.272	14,473,954

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company on June 30, 2013 and December 31, 2012:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	1,130,281	1,295,025	73,657	2,498,963
Debentures	1,223,353	2,430,860	-	3,654,213
Derivatives	(80,828)	(14,599)	-	(95,427)
Leasing	50,184	116,183	31,540	197,907
At 06.30.2013	2,322,990	3,827,469	105,197	6,255,656

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)   Parent Company: -- Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	888,439	2,111,787	149,876	3,150,102
Debentures	727,053	3,323,809	-	4,050,862
Derivatives	(16,219)	(81,335)	-	(97,554)
Leasing	54,023	121,046	44,485	219,554
At 12.31.2012	1,653,296	5,475,307	194,361	7,322,964

                   b) Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	1,220,746	1,703,755	75,039	2,999,540
Debentures	1,298,200	3,317,908	-	4,616,108
Derivatives	(89,915)	(14,599)	-	(104,514)
Leasing	70,056	128,644	36,681	235,381
At 06.30.2013	2,499,087	5,135,708	111,720	7,746,515

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Leasing	74,373	143,868	49,992	268,233
At 12.31.2012	4,522,557	6,951,199	199,868	11,673,624

(vi)   Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

On June 30, 2013 the reference value of these contracts were R$638,560 (R$1,144,050 on December 31, 2012). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20. Financial instruments – Continued

a)Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). There is no balance at June 30, 2013 (R$259,883 at December 31, 2012) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedges designated transactions contracted in the period ended of June 30, 2013 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		06.30.2013	12.31.2012	06.30.2013	12.31.2012
Fair value hedge
Purpose of hedge (debt)		638,560	1,144,050	810,536	1,506,413

Long position (acquired)
Prefixed rate	11.82% per year	377,000	377,000	528,089	521,575
US$ + fixed	3.48% per year	261,560	767,050	284,210	996,538
		638,560	1,144,050	812,299	1,518,113
Short position (sold)
	CDI 101.9% per year	(638,560)	(1,144,050)	(695,585)	(1,396,045)
Net hedge position		-	-	116,714	122,068

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries- Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional value		Fair value
		06.30.2013	12.31.2012	06.30.2013	12.31.2012
Swap agreements measured by fair value through statement of income
Long position (acquired)
CDI + fixed	100% CDI + 0.05% per year	-	259,883	-	266,276
		-	259,883	-	266,276

Short position (sold)	104.96% of CDI	-	(259,883)	-	(266,071)
Swap net position		-			205

Total swap net position		-	-	116,714	122,273

Realized and unrealized gains and losses over these contracts during the period of six months ended June 30, 2013 are recorded in the net financial result and balance payable by fair value is R$116,714 (R$122,273 at December 31, 2012) and recorded under “Loans and financings”.

Fair value “hedge” effects through profit or loss for the period of six months ended June 30, 2013 were a loss of R$15,160 (and loss of R$23,161 at June 30, 2012).

(vii)         Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned above. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b (ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at prefixed rate	Rate increase	(589,413)	(589,413)	(589,413)
Swap (asset position in prefixed rate)	Rate increase	589,508	589,508	589,508
	Net effect	95	95	95

“Swap” (liability position in CDI)	CDI decrease	(518,432)	(559,439)	(573,301)

Total net effect			(41,007)	(54,869)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments-- Continued

(ii) Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt US$	US$ increase	(317,732)	(397,165)	(476,598)
Swap (asset position in US$)	US$ increase	322,325	402,907	483,488
	Net effect	4,593	5,742	6,890

Swap (liability position in CDI)	CDI decrease	(245,854)	(257,832)	(261,734)

Total net effect			(10,829)	(13,583)

(iii) Other financial instruments

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,322,673)	(1,346,371)	(1,370,069)
Debentures	108.4% of CDI	(2,224,758)	(2,264,617)	(2,304,479)
Debentures – Via Varejo	CDI + 0.86% per year	(881,699)	(897,496)	(913,294)
Bank loan	102.50% of CDI	(1,218,720)	(1,240,556)	(1,262,391)
Leasing	100.19% of CDI	(192,323)	(195,769)	(199,215)
Leasing	2.6 % per year	(13,711)	(13,711)	(13,711)
Leasing	IGP-DI + 6% per year	(25,401)	(25,856)	(26,311)
Bank loan – Via Varejo	110.48% of CDI	(3,165,096)	(3,221,804)	(3,378,512)
Total loans and financings exposure		(9,044,381)	(9,206,180)	(9,367,982)
Cash and cash equivalents	100.6 % of CDI(*)	5,458,684	5,556,486	5,654,288

Total net exposure		(3,585,697)	(3,649,694)	(3,713,694)

Deterioration compared with the Scenario I			63,997	127,997
(*) weighted average

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized as follows:

	06.30.2013	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 2)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 3)

Financial investments measured at fair value	23,111	23,111	-	-
Cross-currency interest rate swaps	82,004	-	82,004	-
Interest rate swaps	34,710	-	34,710	-
Loans and financings	(1,072,559)	-	(1,072,559)	-
Debentures	(3,924,742)	-	(3,924,742)	-
Put/call options (e), (f)	361,015	-	-	361,015
	(4,496,461)	23,111	(4,880,587)	361,015

There were no changes between the fair value measurement levels in the period of six months ended June 30, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

d) Consolidated position of operations with derivatives financial instruments.

As of June 30, 2013 and December 31, 2012, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value (in thousands)	Contracting date	Maturity	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	4/16/2010	4/10/2013	-	(1,350)	-	(839)
	Citibank	US$ 40,000	2/13/2012	2/13/2014	10,734	6,765	11,914	7,145
	Itaú Unibanco	US$ 175,000	7/1/2010	9/7/2013	-	(18,281)	-	(16,389)
	Itaú Unibanco	US$ 160,300	5/5/2011	4/16/2014	60,788	43,653	70,090	50,456
	HSBC	US$ 150,000	4/29/2011	4/22/2013	-	34,119	-	35,264

Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	8,228	4,746	10,428	11,210
	(*)	R$ 130,000	6/28/2010	6/6/2014	8,780	5,091	12,107	14,858
		R$ 130,000	6/28/2010	6/2/2015	8,294	4,706	12,175	20,363
	Itaú Unibanco	R$ 779,650	6/25/2007	3/1/2013	-	132	-	205
					96,824	79,581	116,714	122,273

e) Call option Bartira

Casa Bahia Comercial Ltda. ("CB") and the Company have granted through the Shareholders´ Agreement, call and put options on the shares held by the NCB and Casa Bahia in Bartira. The terms are defined as follows:

•   During the restricted period, as defined in the Shareholders´ Agreement as 36 months from July 1, 2010, NCB has the right to sell its 25% in the capital of Bartira for R$1.00 to Casa Bahia.

•  For the period between the end of restriction period and the end of the 6th year of the Partnership Agreement, NCB has the option acquire the remaining 75% of interest in the capital of Bartira, currently held by CB, for the amount of R$175,000, adjusted by the Extended Consumer Price Index - IPCA.

•  In case that NCB does not exercise the call option referred to above, at the end of the 6th year, CB has the obligation to acquire 25% held by NCB for R$58,500, adjusted by IPCA.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Call option Bartira -- Continued

The instrument mentioned above was calculated using the Black & Scholes methodology under the following assumptions:

•  Exercise price: R$200,466 (monetarily restated by IPCA until exercise date);

•  The asset price in cash: R$672,941, corresponding to 100% valuation of Bartira, under conditions in which asset can be delivered if the option is exercised, in other words, excluding the effects of disadvantageous supply agreement;

•  Volatility: 28% based on similar companies;

•  Contract term: 10 months;

•  Risk-free rate: 5.8% per year

•  The fair value on June 30, 2013: R$306,739.

f)  Call option Rede Duque

The call option in the amount of R$50,000 is restated by 110% of CDI and at June 30, 2013, the amount of R$1,958 (R$2,318 in December 31, 2012) was recognized in financial result, see note 15 (ii). The period for the exercise was extended so that it should start on July 28, 2013 and ending on November 28, 2013.

21.   Income and social contribution taxes payable and taxes payable in installment

a)   Payable taxes and contributions

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

PIS and COFINS payable	20,445	47,988	227,415	251,902
Provision for income and social contribution taxes	56,816	22,991	98,384	147,915
ICMS to payable	20,033	24,906	222,816	233,154
Other	1,579	5,623	36,959	17,790
	98,873	101,508	585,574	650,761

b) Taxes payable in installment

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Taxes payable by installments - Law no. 11941/09 (i)	1,143,242	1,248,158	1,234,036	1,340,855
Other (ii)	16,433	18,043	17,322	19,056
	1,159,675	1,266,201	1,251,358	1,359,911

Current	134,231	147,172	142,667	155,368
Noncurrent	1,025,444	1,119,029	1,108,691	1,204,543

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes payable and taxes payable in installment

b) Taxes Payable in installment – Continued

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

22.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Earnings before income and social contribution taxes	311,509	516,109	490,123	563,851
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(77,877)	(129,027)	(147,037)	(169,156)
Tax penalties	(1,884)	(1,029)	(3,180)	(1,694)
Equity pickup	32,950	56,000	3,833	656
Extemporaneous credits	16,890	-	16,890	-
Other permanent differences (undeductible)	(2,923)	(20,812)	(8,394)	13,798
Effective income and social contribution taxes	(32,844)	(94,868)	(137,888)	(156,396)

Income and social contribution taxes for the period:
Current	(46,704)	(81,548)	(142,692)	(102,986)
Deferred	13,860	(13,320)	4,804	(53,410)
Deferred income and social contribution taxes expenses	(32,844)	(94,868)	(137,888)	(156,396)
Effective rate	10.5%	18.4%	28.1%	27.7%

The CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Tax losses	-	7,095	770,662	796,771
Provision for contingencies	156,784	97,666	323,308	269,390
Provision for derivative operations taxed on a cash basis	3,536	25,104	7,265	22,608
Allowance for doubtful accounts	1,354	1,375	83,200	75,394
Provision for goodwill decrease	-	-	974	974
Provision for current expenses	-	-	94,150	49,557
Goodwill tax amortization over investments	33,991	43,162	(325,457)	(270,666)
Adjustment to present value Law 11638/07	379	441	(8,844)	1,320
Adjustment for financial leasing operations Law 11638/07	7,295	7,158	(50,661)	(43,183)
Adjustment to marking to market Law 11638/07	1,303	729	1,303	729
Capital gain of assets acquired in business combination	-	-	(960,901)	(986,701)
Technological innovation accomplishment future	(12,561)	(11,722)	(12,561)	(11,722)
Other	7,270	14,573	23,832	36,995
Deferred income and social contribution taxes	199,351	185,491	(53,730)	(58,534)

Noncurrent assets	199,351	185,491	1,057,286	1,078,842
Noncurrent liabilities	-	-	(1,111,016)	(1,137,376)
Income tax and deferred social contribution	199,351	185,491	(53,730)	(58,534)

Management has prepared a technical viability study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was reviewed based on information extracted from the strategic planning report previously approved by the Board of Directors of the Company.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
2013	55,699	376,849
2014	43,127	219,683
2015	43,127	221,783
2016	43,127	169,259
2017	14,271	69,712
	199,351	1,057,286

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

23. Companies` acquisition

	Consolidated
	06.30.2013	12.31.2012

Interest acquisition in Assai (a)	5,104	4,945
Interest acquisition in Sendas (b)	226,408	216,277
	231,512	221,222

Current liabilities	68,250	63,021
Noncurrent liabilities	163,262	158,201

                       a.      Refers to accounts payable due to the acquisition of noncontrolling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                       b.      Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377,000. On June 30, 2013 four annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

24.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

a)     Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	36,093	132,963	112,417	64,210	345,683
Additions	-	166,118	82,676	782	249,576
Payments	-	-	(11,361)	-	(11,361)
Reversals	-	(43,131)	(5,346)	(939)	(49,416)
Transfers	-	-	-	(15,100)	(15,100)
Monetary restatement	932	2,722	6,376	5,117	15,147

Balance at June 30, 2013	37,025	258,672	184,762	54,070	534,529

b)    Consolidated

	COFINS/PIS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

Additions	189,762	6,109	141,408	24,888	362,167
Payments	-	-	(16,710)	(4,502)	(21,212)
Reversals	-	(43,139)	(13,029)	(18,385)	(74,553)
Monetary restatement	2,043	6,551	11,953	16,878	37,425

Balance at June 30, 2013	278,362	333,603	314,458	151,765	1,078,188

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies – Continued

c)  Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for contingencies in accordance with the indexed rates used by each tax jurisdiction. In all cases, both the interest charges as fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, a subsidiary of the Company offset tax debts from PIS and COFINS with excise tax - IPI credits – inputs credits subject to a zero rate or exempted - acquired from third parties (transferred based on final and unappeasable court decision). The claims amounts of PIS and COFINS at June 30, 2013 is R$90,552 (R$86,557 at December 31, 2012).

In addition, recently there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$187,974.

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforward, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, there was a change in the likelihood of loss from probable to possible of a claim related to income taxes of R$43,139.

The amount recorded at June 30, 2013 is R$136,538 (R$173,687 on December 31, 2012).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at June 30, 2013 is R$35,220 (R$31,529 at December 31, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

Others

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under technical pronouncement CPC 15 (IFRS 3). At June 30, 2013, the amount recorded was R$161,681 (R$158,866 at December 31, 2012) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At June 30, 2013, the Company recorded a provision of R$301,639 (R$177,698 at December 31, 2012) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.03% accrued at June 30, 2013 (0.29% at December 31, 2012) plus 1% monthly interest rates.

Labor provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$12,819 at June 30, 2013 (R$13,138 at December 31, 2012).

e)  Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications and collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At June 30, 2013, the amount accrued for these lawsuits is R$40,903 (R$36,112 at December 31, 2012), to which there are no escrow deposits;

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$52,774 at June 30, 2013 (R$43,769 at December 31, 2012);

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

e)  Civil and other -- Continued

•       Provisions for civil actions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combinations totaling R$2,823 at June 30, 2013 (R$2,685 at December 31, 2012).

Total civil actions and other at June 30, 2013 is R$151,765 (R$132,886 at December 31, 2012).

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7.664.057 at June 30, 2013 (R$7,451,912 at December 31, 2012), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$292,268 at June 30, 2013 (R$283,245 at December 31, 2012). The proceedings are under administrative and court discussion;

•       IRPJ, individual income tax - IRRF, CSLL, tax on financial transactions - IOF,  tax at source on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level;

In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. In the second quarter of 2013, the Company became aware of delinquency relating to the same matter in relation to the calendar years 2010 and 2011. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible is R$617,559 at June 30, 2013 (R$300,800 at December 31, 2012) and partly as a remote.

The amount involved in these assessments corresponds to R$1,172,923 at June 30, 2013 (R$783,305 at December 31, 2012).

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,021,713 at June 30, 2013 (R$1,076,782 at December 31, 2012);

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

f)   Other non-accrued contingent liabilities -- Continued

•       ICMS – the Company was served notice by the State tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$3,809,940 at June 30, 2013 (R$3,599,179 at December 31, 2012), which await a final decision in the administrative and court levels;

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$321,298 at June 30, 2013 (R$325,139 at December 31, 2012) and await administrative and court decisions;

•     Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$632,999 at June 30, 2013 (R$638,521 at December 31, 2012);

•     Labor  - the Company has also processes with estimated risk of loss as possible in the amount of R$412,916 on June 30, 2013 (R$444,941 at December 31, 2012).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

g)  Restricted deposits for legal proceeding

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to restricted deposits for legal proceeding.

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Tax	57,891	57,847	139,815	137,911
Labor	427,981	456,921	725,227	738,228
Civil and other	39,559	33,607	84,586	76,155
Total	525,431	548,375	949,628	952,294

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

h)  Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	797,846	28	4,309,430	5,107,304
Labor	6,141	3,054	72,440	81,635
Civil and other	11,132	940	189,501	201,573
Total	815,119	4,022	4,571,371	5,390,512

i)   Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

25.   Leasing transactions

a)  Operational lease

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Gross commitments from operating lease Minimum rental payment
Less than1 year	403,957	354,816	1,171,001	931,204
Over 1 year and less than 5 years	1,314,656	1,101,133	3,110,117	2,579,478
Over 5 years	1,369,774	1,430,996	4,237,561	4,084,681
	3,088,387	2,886,945	8,518,679	7,595,363

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at June 30, 2013, the fine would be R$862,339 (R$863,853 on December 31, 2012).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Contingent payments recognized as expense in the period	118,708	133,213	215,974	155,202

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions –Continued

a)  Operational lease -- Continued

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

b)  Financial lease

Financial lease agreements amounted to R$329,667 at June 30, 2013 (R$358,211 at December 31, 2012), according to the chart below:

	Parent Company		Consolidated
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Financial leasing liability –minimum lease payments
Less than 1 year	43,825	66,863	58,755	83,054
Over 1 year and less than 5 years	112,001	110,065	120,885	127,283
Over 5 years	27,656	28,001	34,518	35,254
Present value of financial lease agreements	183,482	204,929	214,158	245,591

Future financing charges	90,963	97,085	115,519	112,620
Gross amount of financial lease agreements	274,445	302,014	329,677	358,211

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Contingent payments recognized as expense in the period	1,162	1,311	1,162	1,311

The lease term varies between 5 and 25 years and the agreements may be renewed according to the rental law 12122 of 2010.

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Minimum rentals	163,566	178,379	257,213	250,564
Contingent rentals	55,420	5,411	407,947	296,973
Sublease rentals	(61,511)	(44,036)	(78,432)	(58,976)
	157,475	139,754	586,728	488,561

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions - Continued

b)  Financial lease - Continued

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund (controlled by Diniz Group) which were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred expense and has been amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties are used by the parties intended for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

26.   Deferred revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from their suppliers.

	Consolidated
	06.30.2013	12.31.2012

Additional or extended warranties	474,168	513,003
Finasa agreement	2,204	-
Barter contract	39,927	32,975
Back lights	9,434	17,807
	525,733	563,785

Current	84,912	92,120
Noncurrent	440,821	471,665

Management estimates that the value classified as noncurrent will be recognized in profit or loss, in the following proportion:

Consolidated
06.30.2013
2014	37,672
2015	77,273
2016	116,449
2017	66,424
2018	49,268
2019	49,268
2020	44,467
440,821

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27. Shareholders’ equity

a)  Capital stock

The subscribed and paid-up capital is represented by 264,292 at June 30, 2013 (263,410 at December 31, 2012) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at June 30, 2013 and December 31, 2012, and 164,612 in thousands of preferred shares at June 30, 2013 (163,730 at December 31, 2012).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the period of six month ended of June 30, 2013 the Company increased the capital in 41 thousand preferred shares resulting from the exercise of stock options, as follows:

•         At the Board of Directors’ Meeting held at February 19, 2013, the capital was increased by R$1,088 by means of the issue of 41 thousand preferred shares.

•         At the Board of Directors’ Meeting held at April 25, 2013 the capital was increased by R$5,692 by means of the issue of 237 thousand preferred shares.

•         At the Board of Directors’ Meeting held at June 20, 2013 the capital was increased by R$4,091 by means of the issue of 304 thousand preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398, and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

c)  Capital reserve – special goodwill reserve - Continued

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve. Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes Participações S.A., pursuant to article 7 of Instruction nº 319/99 of CVM.

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (IFRS 2) – Share-based payment.

e)  Profit reserve

(i)   Legal reserve: is formed based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

f)   Share-based payment plans

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the Company’s Stock Option Plan was approved.

Starting on 2007, the grants of stock options to Management and employees, were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the quantity of Gold-type options may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0.01 and the granting of these options are additional to the Silver options, the granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)     Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital - ROIC verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on the compliance with the Return on Capital Employed - ROCE of CBD.

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the exercise of the option will occur from the 36th month until the 48th month as of the signature date of respective adhesion agreement, and the employee will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same year, but the percentage of these options subject to performance is determined by the Stock Option Committee, on the 35th month as of the signature date of the respective adhesion agreement.

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

At the Board of Directors’ Meeting held at February 19, 2013, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 11,618 thousand preferred shares to 15,500 thousand preferred shares, an increase of 3,882 thousand new preferred shares.

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(59)	(11)	229
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at June 30, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(118)	(14)	167
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(118)	(14)	167
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(140)	(26)	360
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(140)	(26)	360
Series A7 – Gold	3/15/2013	3/14/2016	3/14/2017	0.01	0.01	358	-	(15)	343
Series A7 - Silver	3/15/2013	3/14/2016	3/14/2017	80.00	80.00	358	-	(15)	343
						3,062	(1,209)	(113)	1,740

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at May 31, 2013, approved that no reduction occurred and or acceleration referring to Series A4.

At June 30, 2013 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan. The preferred share price at BM&FBovespa was R$99.60 per share.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares – Continued

(ii)         Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of June 2013 of all options granted:

	06.30.2013	12.31.2012
Number of shares	264,292	263,410
Balance of granted series in effect	1,740	1,658
Maximum percentage of dilution	0.66%	0.63%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.82% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.84% at June 30, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.45% at June 30, 2013 (10.19% at December 31, 2012). The expectation of average remaining of the series outstanding at June 30, 2013 was 1.95 year (1.64 year at December 31, 2012). The weighted average fair value of options granted at June 30, 2013 was R$62.33 (R$51.19 at December 31, 2012).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic value added
At December 31, 2012
Outstanding at the beginning of the year	1,963	16.90
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Expired during the year	-	-
Outstanding at the ended of the year	1,658	26.40	1.64	106,168
Total to be performed on December 31, 2012	1,658	26.40	1.64	106,168

At June 30, 2013
Granted during the period	716	40.02	-	-
Cancelled during the period	(51)	40.02	-	-
Exercised during the period	(583)	18.10	-	-
Expired during the period	-	-	-	-
Outstanding at the ended of the period	1,740	34.30	1.95	113,704
Total to be performed on June 30, 2013	1,740	34.30	1.95	113,704

On June 30, 2013 there were no options to be exercised.

Technical pronouncement CPC 10(R1) (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s balance sheet. The amounts recorded in the statement of income of the Parent Company and Consolidated at June 30, 2013 were R$23,653 (R$18,688 at June 30, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

28. Net revenue

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Gross revenue from goods and/or services
Goods	11,181,965	10,111,804	29,629,617	26,950,844
Rendering of services	58,752	50,542	723,489	683,235
Financial services	-	-	498,145	439,896
Sales return and cancellation	(147,592)	(123,744)	(947,641)	(902,228)
	11,093,125	10,038,602	29,903,610	27,171,747

Taxes	(939,077)	(898,223)	(3,137,826)	(2,986,877)

Net Income	10,154,048	9,140,379	26,765,784	24,184,870

29. Expenses by nature

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Cost of inventories	(7,402,606)	(6,790,044)	(19,681,982)	(17,711,388)
Personnel expenses	(1,042,497)	(847,571)	(2,489,375)	(2,281,088)
Outsourced services	(170,560)	(141,362)	(1,488,677)	(1,390,733)
Selling expenses	(179,998)	(196,916)	(263,946)	(297,687)
Functional expenses	(480,817)	(424,946)	(716,008)	(687,578)
Other expenses	11,669	(47,855)	(346,020)	(294,177)
	(9,288,177)	(8,448,694)	(24,986,008)	(22,662,651)

Cost of goods and/or services sold	(7,402,606)	(6,790,044)	(19,681,982)	(17,711,388)
Selling expenses	(1,557,782)	(1,370,265)	(4,536,249)	(4,097,631)
General and administrative expenses	(327,789)	(288,385)	(767,777)	(853,632)
	(9,288,177)	(8,448,694)	(24,986,008)	(22,662,651)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

30. Other operating revenue (expenses), net

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Provision for tax claims (i)	(163,291)	-	(163,291)	-
Identifiable liability (ii)	(35,283)	-	(73,941)	-
Expenditures with integration / restructuring	(27,585)	(1,512)	(39,457)	(14,791)
Permanent assets result	(4,226)	(14,909)	(13,781)	21,604
Reversal of provision	-	-	-	7,170
Other (iii)	(13,494)	-	(67,912)	(2,269)
	(243,879)	(16,421)	(358,382)	11,714

Other operating income	5,840	(14,854)	(3,026)	32,994
Other operating expenses	(249,719)	(1,567)	(355,356)	(21,280)
	243,879	(16,421)	(358,382)	(11,714)

(i)      Refers to the provision of tax claims Finsocial and PIS and Cofins, whose evaluation by the Management supported by their  legal counsel has become probable loss during the second quarter of 2013;

(ii)     Relating to the effects of the work of external consultants in Via Varejo completed during the second quarter of 2013, on which the Company is analyzing with their advisors action to collect the amounts, as announced to the market on Via Varejo on May 23, 2013; and

(iii)      The amount comprises the review of labor and tax risks, net of effects of tax amnesties.

31.   Financial result

	Parent Company		Consolidated
	06.30.2013	06.30.2012	06.30.2013	06.30.2012

Financial expenses
Cost of debt	(229,727)	(269,682)	(409,400)	(470,545)
Anticipated cost receivables	(40,913)	(42,441)	(264,584)	(282,415)
Monetary adjustment liabilities	(56,616)	(71,224)	(105,016)	(128,996)
Other expenses	(25,763)	(14,526)	(45,687)	(35,159)
Total expenses	(353,019)	(397,873)	(824,687)	(917,115)

Financial revenues
Profitability in cash and cash equivalents	66,189	98,557	176,635	177,346
Monetary adjustment assets	40,152	68,476	88,338	107,889
Other financial revenues	4,138	7,311	5,701	11,402
Total financial income	110,479	174,344	270,674	296,637

Financial result	(242,540)	(223,529)	(554,013)	(620,478)

32. Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

32. Earnings per share  -- Continued

The Company granted a share-based compensation plan to its employees (see note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own shares.

The following table presents the determination of net income available to common and preferred shareholders and weighted average of common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	06.30.2013			06.30.2012
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	179,483	99,182	278,665	269,761	151,480	421,241
Net income allocated available for common and preferred shareholders	179,483	99,182	278,665	269,761	151,480	421,241

Basic denominator (thousands of shares)
Weighted average of shares	163,986	99,680	263,666	161,374

Basic earnings per thousands of shares (R$)	1.09	1.00		1.67	1.52

Diluted numerator
Net income allocated and not distributed	163,986	99,680	263,666	161,374	99,680	261,054
Stock call option	1,217	-	1,217	1,394	-	1,394
Net income allocated available for common and preferred shareholders				162,768	99,680	262,448
	165,203	99,680	264,883
Diluted earnings per thousands of shares (R$)				1.66	1.52
	1.09	1.00

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the period of six months ended June 30, 2013 R$1,871 (R$1,692 at June 30, 2012), and employees contributions R$2,380 (R$2,185 at June 30, 2012). The plan had 940 participants at June 30, 2013 (846 at June 30, 2012).

34.   Insurance coverage

The insurance coverage at June 30, 2013 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property. equipment and inventories	Assigning profit	6,702,514	15,042,000
Profit	Loss of profits	1,579,602	3,697,023
Cars and other (*)	Damages	459,293	730,956

In addition, the Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$302,710.

(*)The value reported above does not include coverage of the hooves, which are insured by the value of 100% table Foundation Institute of Economic Research - FIPE.

35.   Segment information

Management considers the following segments, as follows.

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”;

•       Home appliances – includes the banners “Pontofrio” and “Casas Bahia”;

•       Cash & Carry – includes the banner “Assaí”; and

•       E-commerce includes the “sites” www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br and  www.partiuviagens.com.br.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements. GPA financing (including financial costs and financial income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information -- Continued

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company measures the results of segments using the accounting practices adopted in Brazil (IFRS), among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability. Information about the segments is included in the following table:

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information- Continued

	Balance at 06.30.2013
Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	11,965,368	2,738,131	10,255,838	1,806,447	26,765,784	-	26,765,784
Gross profit	3,305,228	375,332	3,153,182	250,060	7,083,802	-	7,083,802
Depreciation and amortization	(295,935)	(25,423)	(65,893)	(2,784)	(390,035)	-	(390,035)
Equity pickup	9,875	-	2,902	-	12,777	-	12,777
Operating income	368,425	59,356	599,489	16,866	1,044,136	-	1,044,136
Financial expenses	(394,813)	(19,721)	(363,167)	(59,976)	(837,677)	12,990	(824,687)
Financial revenue	165,716	11,359	102,430	4,159	283,664	(12,990)	270,674
Earnings before income and social contribution taxes	139,329	50,993	338,752	(38,951)	490,123	-	490,123
Income and social contribution taxes	(14,732)	(18,074)	(117,586)	12,504	(137,888)	-	(137,888)
Net income (loss)	124,596	32,919	221,167	(26,447)	352,235	-	352,235
Current assets	5,596,101	970,343	7,658,270	883,681	15,108,395	(198,647)	14,909,748
Noncurrent assets	13,051,587	2,280,932	3,273,884	374,007	18,980,410	(488,105)	18,492,305
Current liabilities	4,584,519	1,988,615	6,222,712	1,200,433	13,996,279	(686,745)	13,309,534
Noncurrent liabilities	6,710,398	385,341	1,574,268	1,553	8,671,560	-	8,671,560
Shareholders’ equity	7,352,771	877,319	3,135,174	55,702	11,420,966	(7)	11,420,959

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
June 30, 2012	11,298,203	2,077,864	9,232,004	1,576,799	24,184,870	-	24,184,870
Net sales	3,210,028	298,043	2,743,175	226,236	6,473,482	-	6,473,482
Gross profit	(262,727)	(20,867)	(68,093)	(102)	(351,789)	-	(351,789)
Depreciation and amortization	2,056	-	129	-	2,185	-	2,185
Equity pickup	712,205	52,808	398,337	20,979	1,184,329	-	1,184,329
Operating income	(448,573)	(43,408)	(389,508)	(56,711)	(938,200)	21,085	(917,115)
Financial expenses	217,921	10,851	85,906	3,044	317,722	(21,085)	296,637
Financial revenue	481,552	20,251	94,735	(32,689)	563,849	2	563,851
Earnings before income and social contribution taxes	(116,239)	1,656	(53,267)	11,454	(156,396)	-	(156,396)
Income and social contribution taxes	365,315	21,907	41,469	(21,236)	407,455	-	407,455
Net income (loss)

December 31, 2012
Current assets	7,531,844	827,835	7,650,902	861,609	16,872,190	(191,888)	16,680,302
Noncurrent assets	12,383,311	2,434,936	3,234,372	335,589	18,388,208	(236,402)	18,151,806
Current liabilities	4,376,599	2,003,619	6,324,067	1,115,274	13,819,559	(428,292)	13,391,267
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	10,372,890	-	10,372,890
Shareholders’ equity	7,201,520	870,841	2,913,677	81,911	11,067,949	2	11,067,951

(*) The eliminations consist of balances between the companies.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

June 30, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Entity general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	06.30.2013	06.30.2012
Food	54.9%	55.2%
Non-food	45.1%	44.8%
Total	100.0%	100.00%

On June 30, 2013 the investments were presented as follows:

	06.30.2013	12.31.2012
Food	702,475	1,245,232
Non-food	148,964	331,325
Total investments	851,439	1,576,557

36.   Subsequent events

On July 19, 2013, the Board of Directors of the Company approved the interim dividends in the amount of R$33.150, of which R$0.13 per preferred share and R$0.118182 per common share.

The dividend payment will be held on August 13, 2013. Shall be entitled to dividends all outstanding shares on the base date of July 31, 2013. Since August 1st, 2013, the shares will be traded without rights of dividends as of (“ex-rights”) to the dividends payment date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 06/30/2013 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	1,775,831	1.08	67,175,831	25.42
Casino Group
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	3,091,566	1.88	31,710,744	12.00
CASINO GUICHARD PERRACHON RACHON *	5,600,052	5.62	-	0.00	5,600,052	2.12
SEGISOR *	-	0.00	5,091,754	3.09	5,091,754	1.93
BENGAL LLC *	-	0.00	1,550,000	0.94	1,550,000	0.59
OREGON LLC *	-	0.00	1,550,000	0.94	1,550,00	0.59
KING LLC*	-	0.00	852,000	0.52	852,000	0.32
GEANT*	-	0.00	4,894,544	2.97	4,894,544	1.85
PINCHER LLC*	-	0.00	1,550,000	0.94	1,550,000	0.59
COBIVIA SAS *	-	0.00	3,907,123	2.37	3,907,123	1.48
AD Group
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00	4,830,654	2.93	4,830,654	1.83
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00	4,105,906	2.49	4,105,906	1.55
TREASURY SHARES	-	0.00	232,586	0.14	232,586	0.09
OTHER	60,621	0.06	131,180,067	79.69	131,240,688	49.66
TOTAL	99,679,851	100.00	164,612,031	100.00	264,291,882	100.00

(*) Foreign Company

		CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	19,375,000	47.55	-	-	-	-	19,375,000	25.67
SUDACO PARTICIPAÇÕES LTDA.	21,375,000	52.45	24,650,000	100.00	10,073,824	100.00	56,098,824	74.33
TOTAL	40,750,000	100.00	24,650,000	100.00	10,073,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES S.A.					Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	29,889,429	11.26	3,000,000	42.86	32,889,429	12.07
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ADRIANA F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
RAFAELA MARCHESI DINIZ	39,260,447	14.79	-	-	39,260,447	14.41
MIGUEL MARCHESI DINIZ	39,260,447	14.79	-	-	39,260,447	14.41
TOTAL	265,452,111	100.00	7,000,000	100.00	272,452,111	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES S.A.	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2012
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	33,199,379	20.17%	132,818,710	50.25%

Management
Board of Directors	100	0.00%	11	0.00%	111	0.00%
Board of Executive Officers	-	0.00%	214,428	0.09%	214,428	0.06%

Fiscal Council	-	0.00%	1,000	0.00%	1,000	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,420	0.06%	130,964,627	79.56%	131,025,047	49.58%

Total	99,679,851	100.00%	164,612,031	100.00%	264,291,882	100.00%

Outstanding Shares	60,520	0.06%	130,964,627	79.56%	131,025,047	49.58%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94	66,254,220	40.56%	165,873,551	63.06

Management
Board of Directors	-	0.00%	4.388	0.00	4,388	0.00
Board of Executive Officers	-	0.00%	723,441	0.44	723,441	0.28

Fiscal Council	-	0.00%	-	0.00	-	0.00

Treasury Shares	-	0.00%	232.586	0.14	232,586	0.09

Other Shareholders	60,520	0.06%	96,153,973	58.86	96,214,493	36.58

Total	99,679,851	100.00%	163,368,608	100.00	263,048,459	100.00

Outstanding Shares	60,520	0.06%	96,153,973	58.86	96,214,493	36.58

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Reports and Statements/Officers Statement on the Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2013, which comprises the balance sheet as of June 30, 2013 and the related statements of income and comprehensive income for the three- and six-month periods then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, July 19, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.